Exhibit 1.1

21,250,000 Firm Shares
3,187,500 Option Shares

CERAGON NETWORKS LTD.

Ordinary Shares (NIS 0.01 par value)

UNDERWRITING AGREEMENT

July 30, 2014

Needham & Company, LLC
Oppenheimer & Co. Inc.
As Representatives of the several Underwriters
c/o Needham & Company, LLC
445 Park Avenue
New York, New York 10022

Ladies and Gentlemen:

Ceragon Networks Ltd., a company organized under the laws of the State of Israel (the “Company”), proposes to issue and sell 21,250,000 shares (the “Firm Shares”) of the Company’s ordinary shares, NIS 0.01 par value per share (the “Ordinary Shares”), to you and to the several other Underwriters named in Schedule I hereto (collectively, the “Underwriters”), for whom Needham & Company, LLC and Oppenheimer & Co. Inc are acting representatives (the “Representatives”).  The Company has also agreed to grant to you and the other Underwriters an option (the “Option”) to purchase up to an additional 3,187,500 Ordinary Shares, on the terms and for the purposes set forth in Section 1(b) (the “Option Shares”).  The Firm Shares and the Option Shares are referred to collectively herein as the “Shares.”

The Company confirms as follows its agreements with the Representatives and the several other Underwriters.

1.      Agreement to Sell and Purchase.

(a)           On the basis of the representations, warranties and agreements of the Company herein contained and subject to all the terms and conditions of this Agreement, (i) the Company agrees to issue and sell the Firm Shares to the several Underwriters and (ii) each of the Underwriters, severally and not jointly, agrees to purchase from the Company the respective number of Firm Shares set forth opposite that Underwriter’s name in Schedule I hereto, at the purchase price of $1.89 for each Firm Share.

(b)           Subject to all the terms and conditions of this Agreement, the Company grants the Option to the several Underwriters to purchase, severally and not jointly, up to 3,187,500 Option Shares at the same price per share as the Underwriters shall pay for the Firm Shares.  The Option may be exercised only to cover over-allotments in the sale of the Firm Shares by the Underwriters and may be exercised in whole or in part at any time (but not more than once) on or before the 30th day after the date of this Agreement upon written or notice, which notice may be in electronic form (the “Option Shares Notice”) by the Representatives to the Company no later than 12:00 noon, New York City time, at least two and no more than five business days before the date specified for closing in the Option Shares Notice (the “Option Closing Date”), setting forth the aggregate number of Option Shares to be purchased and the time and date for such purchase.  On the Option Closing Date, the Company will issue and sell to the Underwriters the number of Option Shares set forth in the applicable Option Shares Notice, and each Underwriter will purchase such percentage of the Option Shares as is equal to the percentage of Firm Shares that such Underwriter is purchasing, as adjusted by the Representatives in such manner as it deems advisable to avoid fractional shares.

2.      Delivery and Payment. Delivery of the Firm Shares shall be made to or as instructed by the Representatives for the accounts of the several Underwriters in a form reasonably acceptable to the Representatives against payment by the Underwriters of the purchase price by wire transfer payable in same-day funds to the order of the Company at the office of Needham & Company, LLC, 445 Park Avenue, New York, New York 10022, at 10:00 a.m., New York City time, on the third (or, if the purchase price set forth in Section 1(a) hereof is determined after 4:30 p.m., New York City time, the fourth) business day after the date of this Agreement, or at such time on such other date, not later than seven business days after the date of this Agreement, as may be agreed upon by the Company and the Representatives (such date is hereinafter referred to as the “Closing Date”).

To the extent the Option is exercised, delivery of the Option Shares against payment by the Underwriters (in the manner specified above) will take place at the offices specified above for the Closing Date at the time and date (which may be the Closing Date but not earlier) specified in the applicable Option Shares Notice.

The Shares shall be in definitive form and shall be registered in such names and in such denominations as the Representatives shall request at least two business days prior to the Closing Date or the Option Closing Date, as the case may be, by written notice to the Company, and shall be delivered by or on behalf of the Company as instructed by the Representatives through the facilities of The Depository Trust Company (“DTC”).  The Company agrees to make certificates representing the Shares or evidence of their issuance available for inspection at least 24 hours prior to the Closing Date or the Option Closing Date, as the case may be.  If the Representatives so elects, delivery of the Shares may be made by credit through full fast transfer to the accounts at DTC designated by the Representatives.

The cost of original issue tax stamps and other transfer taxes, if any, in connection with the issuance and delivery of the Firm Shares and Option Shares by the Company to the respective Underwriters shall be borne by the Company.  The Company will pay and save each Underwriter and any subsequent holder of the Shares harmless from any and all liabilities with respect to or resulting from any failure or delay in paying federal, state or foreign stamp and other transfer taxes, if any, which may be payable or determined to be payable in connection with the original issuance or sale to such Underwriter of the Shares.

3.      Representations and Warranties of the Company.  The Company represents, warrants and covenants to each Underwriter that:

(a)           The Company meets the requirements for the use of Form F-3. A registration statement (Registration No. 333-183316) on Form F-3 relating to the Shares, including a base prospectus relating to the Shares (the “Base Prospectus”) and such amendments thereto as may have been required to the date of this Agreement, has been prepared by the Company under the provisions of the Securities Act of 1933, as amended (the “Act”), and the rules and regulations (collectively referred to as the “Rules and Regulations”) of the Securities and Exchange Commission (the “Commission”) thereunder, has been filed with the Commission, and has been declared effective by the Commission, and the offering of the Shares complies with Rule 415 under the Act. A final prospectus supplement to the Base Prospectus relating to the Shares and the offering thereof will be filed promptly by the Company with the Commission in accordance with Rule 424(b) of the Rules and Regulations (such final prospectus supplement, as so filed, the “Prospectus Supplement”).  Such registration statement at any given time, including the amendments thereto to such time, the exhibits and any schedules thereto at such time, the documents otherwise deemed to be a part thereof or included therein by the Rules and Regulations (including Rule 430B thereof), and any registration statement relating to the offering contemplated by this Agreement and filed pursuant to Rule 462(b) of the Rules and Regulations (“Rule 462(b)”), is herein called the “Registration Statement.” The term “preliminary prospectus” means the any preliminary prospectus (including any preliminary prospectus supplement) relating to the Shares and the offering thereof as first filed with the Commission pursuant to Rule 424(b) of the Rules and Regulations (“Rule 424(b)”).  The term “Prospectus” means the Base Prospectus together with the Prospectus Supplement, except that if such Base Prospectus is amended or supplemented on or prior to the date on which the Prospectus Supplement was first filed pursuant to Rule 424(b), the term “Prospectus” shall mean the Base Prospectus as so amended or supplemented and as supplemented by the Prospectus Supplement.  Any reference herein to the Registration Statement, the Base Prospectus, a preliminary prospectus, the Prospectus Supplement, or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein, and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the Base Prospectus, a preliminary prospectus, the Prospectus Supplement, or the Prospectus shall be deemed to refer to and include the filing of any document under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the time the Registration Statement initially became effective (the “Effective Date”), the date of the Base Prospectus, any preliminary prospectus, the Prospectus Supplement, or the Prospectus, as the case may be, and deemed to be incorporated therein by reference.  The term “Issuer Free Writing Prospectus” means any “issuer free writing prospectus,” as defined in Rule 433 of the Rules and Regulations (“Rule 433”), relating to the Shares that (i) is required to be filed with the Commission by the Company or (ii) is exempt from filing pursuant to Rule 433(d)(5)(i) because it contains a description of the Shares or of the offering that does not reflect the final terms, in each case in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g).

(b)           No order preventing or suspending the use of the Base Prospectus, any preliminary prospectus, the Prospectus Supplement, the Prospectus or any Issuer Free Writing Prospectus has been issued by the Commission, and no stop order suspending the effectiveness of the Registration Statement (including any related registration statement filed pursuant to Rule 462(b)) or any post-effective amendment thereto has been issued, and to the Company’s knowledge no proceeding for that purpose has been initiated or threatened by the Commission.  On the Effective Date, on the date the Base Prospectus, any preliminary prospectus, the Prospectus Supplement, or the Prospectus is first filed with the Commission pursuant to Rule 424(b) (if required), at all times during the period through and including the Closing Date and, if later, the applicable Option Closing Date and when any post-effective amendment to the Registration Statement becomes effective or any amendment or supplement to the Prospectus is filed with the Commission, the Registration Statement and the Prospectus (as amended or as supplemented if the Company shall have filed with the Commission any amendment or supplement thereto), including the financial statements included or incorporated by reference in the Prospectus, did and will comply in all material respects with all applicable provisions of the Act, the Exchange Act, the rules and regulations of the Commission under the Exchange Act (the “Exchange Act Rules and Regulations”), and the Rules and Regulations and will contain all statements required to be stated therein in accordance with the Act, the Exchange Act, the Exchange Act Rules and Regulations, and the Rules and Regulations.  As of the applicable effective date as to each part of the Registration Statement, no part of the Registration Statement, the Prospectus or any such amendment or supplement thereto did or will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading.  At the Effective Date, the date the Base Prospectus or any amendment or supplement to the Base Prospectus, including any preliminary prospectus or the Prospectus Supplement, is filed with the Commission, the date of first use of any preliminary prospectus or the Prospectus Supplement, and at the Closing Date and, if later, the applicable Option Closing Date, the Prospectus did not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

As of the Applicable Time, neither (x) the Issuer General Use Free Writing Prospectus(es) (as defined below) issued at or prior to the Applicable Time  (as defined below), the Pricing Prospectus (as defined below) and the documents listed on Schedule II hereto, all considered together (collectively, the “General Disclosure Package”), nor (y) any individual Issuer Limited Use Free Writing Prospectus, when considered together with the General Disclosure Package, included any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

As used in this subsection and elsewhere in this Agreement:

“Applicable Time” means [•] [p.m.] (New York City time) on the date of this Agreement or such other time as agreed by the Company and the Representatives.

“Issuer General Use Free Writing Prospectus” means any Issuer Free Writing Prospectus that is intended for general distribution to prospective investors, as evidenced by its being specified in Schedule II hereto.

“Issuer Limited Use Free Writing Prospectus” means any Issuer Free Writing Prospectus that is not an Issuer General Use Free Writing Prospectus.  The term Issuer Limited Use Free Writing Prospectus also includes any “bona fide electronic road show,” as defined in Rule 433, that is made available without restriction pursuant to Rule 433(d)(8)(ii), even though not required to be filed with the Commission

“Pricing Prospectus” means the Base Prospectus, as amended or supplemented immediately prior to the Applicable Time, including any document incorporated by reference therein and any prospectus supplement deemed to be a part thereof.  For purposes of this definition, information contained in a form of prospectus that is deemed retroactively to be a part of the Registration Statement pursuant to Rule 430B shall be considered to be included in the Pricing Prospectus only if the actual time that form of prospectus is filed with the Commission pursuant to Rule 424(b) is prior to the Applicable Time.

Each Issuer Free Writing Prospectus, as of its issue date and at all subsequent times through the completion of the public offer and sale of the Shares or until any earlier date that the issuer notified or notifies Needham & Company, LLC as described in the next sentence, did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement or the Prospectus, including any document incorporated by reference therein that has not been superseded or modified.  If there occurs an event or development as a result of which the General Disclosure Package would include an untrue statement of a material fact or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances then prevailing, not misleading, the Company will promptly notify the Representatives so that any use of the General Disclosure Package may cease until it is amended or supplemented to correct such untrue statement or omission.

The foregoing representations and warranties in this Section 3(b) do not apply to any statements or omissions made in reliance on and in conformity with information relating to any Underwriter furnished in writing to the Company by the Representatives specifically for inclusion in the Registration Statement, the Prospectus Supplement, the Pricing Prospectus, the Prospectus or any Issuer Free Writing Prospectus or any amendment or supplement thereto.  The Company acknowledges that the statements set forth in the fifth and tenth through fifteenth paragraphs under the heading “Underwriting” in the Pricing Prospectus and the Prospectus constitute the only information relating to any Underwriter furnished in writing to the Company by the Representatives specifically for inclusion in the Registration Statement, the Prospectus Supplement, the Pricing Prospectus, the Prospectus and any Issuer Free Writing Prospectus.

(c)           (i) At the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) of the Rules and Regulations) of the Shares and (ii) as of the date hereof, the Company was not and is not an Ineligible Issuer (as defined in Rule 405 of the Rules and Regulations (“Rule 405”)), without taking account of any determination by the Commission pursuant to Rule 405 that it is not necessary that the Company be considered an Ineligible Issuer.

(d)           The documents that are incorporated by reference in the Base Prospectus, any preliminary prospectus, the Pricing Prospectus and the Prospectus or from which information is so incorporated by reference, when they became or become effective or were or are filed with the Commission, as the case may be, complied or will comply in all material respects with the requirements of the Act or the Exchange Act, as applicable, and the Rules and Regulations or the Exchange Act Rules and Regulations, as applicable; and any documents so filed and incorporated by reference subsequent to the Effective Date shall, when they are filed with the Commission, comply in all material respects with the requirements of the Act or the Exchange Act, as applicable, and the Rules and Regulations or the Exchange Act Rules and Regulations, as applicable.  No such documents were filed with the Commission since the Commission’s close of business on the business day immediately prior to the date of this Agreement and prior to the execution of this Agreement.

(e)           The subsidiaries listed on Schedule III attached hereto are the only significant subsidiaries of the Company as defined by Rule 1-02 of Regulation S-X (the “Subsidiaries”). The Company does not own or control, directly or indirectly, any corporation, association or other entity other than the subsidiaries listed in Exhibit 8.1 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013. The Company and each of its Subsidiaries is a corporation duly organized, validly existing and in good standing, to the extent applicable, under the laws of its jurisdiction of incorporation.  The Company and each of its Subsidiaries has full power and authority to conduct all the activities conducted by it, to own or lease all the assets owned or leased by it and to conduct its business as described in the Registration Statement, the Pricing Prospectus and the Prospectus.  The Company and each of its Subsidiaries is duly licensed or qualified to do business and in good standing as a foreign corporation in all jurisdictions in which the nature of the activities conducted by it or the character of the assets owned or leased by it makes such license or qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not materially and adversely affect the Company and its Subsidiaries, taken as a whole, or their respective businesses, properties, business prospects, conditions (financial or other) or results of operations, taken as a whole (such effect is referred to herein as a “Material Adverse Effect”).  No proceeding has been instituted by the Registrar of Companies in Israel for the dissolution of the Company. All of the outstanding shares of capital stock of each Subsidiary have been duly authorized and validly issued and are fully paid and nonassessable, and owned by the Company free and clear of all claims, liens, charges and encumbrances; there are no securities outstanding that are convertible into or exercisable or exchangeable for capital stock of any Subsidiary.  The Company and its Subsidiaries are not engaged in any discussions or a party to any agreement or understanding, written or oral, regarding the acquisition of an interest in any corporation, firm, partnership, joint venture, association or other entity where such discussions, agreements or understandings would require amendment to the Registration Statement pursuant to applicable securities laws.  Complete and correct copies of the memorandum and amended and restated articles of association of the Company, as currently in effect, have been delivered to the Representatives, and no changes therein will be made subsequent to the date hereof and prior to the Closing Date or, if later, the applicable Option Closing Date.

(f)            The Company has authorized, issued and outstanding capital stock as set forth under the caption “Capitalization” in the Pricing Prospectus and the Prospectus as of the respective dates set forth therein.  All of the outstanding shares of capital stock of the Company have been duly authorized, validly issued and are fully paid and nonassessable and were issued in compliance with all applicable state, federal and foreign securities laws; the Firm Shares and the Option Shares have been duly authorized and when issued and paid for as contemplated herein will be validly issued, fully paid and nonassessable; no preemptive or similar rights exist with respect to any of the Shares or the issue and sale thereof.  The description of the capital stock of the Company included or incorporated by reference in the Registration Statement, the Pricing Prospectus and the Prospectus is complete and accurate in all respects.  Except as set forth or incorporated by reference in the Pricing Prospectus and the Prospectus, the Company does not have outstanding and, at the Closing Date and, if later, the applicable Option Closing Date, will not have outstanding, any options to purchase, or any rights or warrants to subscribe for, or any securities or obligations convertible into, or any contracts or commitments to issue or sell, any shares of capital stock, or any such warrants, convertible securities or obligations.  No further approval or authority of shareholders or the Board of Directors of the Company will be required for the issuance and sale of the Shares as contemplated herein.  The certificates evidencing the Shares are in due and proper legal form and have been duly authorized for issuance by the Company.

(g)           The financial statements and schedules included or incorporated by reference in the Registration Statement, the Pricing Prospectus or the Prospectus present fairly the financial condition of the Company and its consolidated Subsidiaries as of the respective dates thereof and the results of operations and cash flows of the Company and its consolidated Subsidiaries for the respective periods covered thereby, all in conformity with generally accepted accounting principles applied on a consistent basis throughout the entire period involved, except as otherwise disclosed in the Pricing Prospectus or the Prospectus.  No other financial statements or schedules of the Company are required by the Act, the Exchange Act, the Exchange Act Rules and Regulations or the Rules and Regulations to be included in the Registration Statement, the Pricing Prospectus or the Prospectus.  Kost Forer Gabbay and Kasierer (a member firm of Ernst & Young Global ) (the “Accountant”), who has reported on such financial statements and schedules, is an independent accountant with respect to the Company as required by the Act and the Rules and Regulations and Rule 3600T of the Public Company Accounting Oversight Board (“PCAOB”).  The summary and selected consolidated financial and statistical data included in the Registration Statement, the Pricing Prospectus and the Prospectus present fairly the information shown therein and have been compiled on a basis consistent with the audited financial statements  incorporated by reference in the Registration Statement, the Pricing Prospectus and the Prospectus.  All disclosures contained in the Registration Statement or the General Disclosure Package regarding “non-GAAP financial measures” (as such term is defined in the Rules and Regulations) comply with Regulation G of the Exchange Act and Item 10 of Regulation S-K under the Act, to the extent applicable.

(h)           Subsequent to the respective dates as of which information is given in the Registration Statement, the Pricing Prospectus and the Prospectus and prior to or on the Closing Date and, if later, the applicable Option Closing Date, except as set forth in or contemplated by the Registration Statement, the Pricing Prospectus and the Prospectus, (i) there has not been and will not have been any change in the capitalization of the Company (other than in connection with the exercise of options to purchase the Company’s Ordinary Shares granted pursuant to the Company’s stock option plans from the shares reserved therefor as described in the Registration Statement, the Pricing Prospectus and the Prospectus), or any Material Adverse Effect arising for any reason whatsoever, (ii) neither the Company nor any of its Subsidiaries has incurred nor will any of them incur, except in the ordinary course of business as described in the Pricing Prospectus and the Prospectus, any material liabilities or obligations, direct or contingent, nor has the Company or any of its Subsidiaries entered into nor will it enter into, except in the ordinary course of business as described in the Pricing Prospectus and the Prospectus, any material transactions other than pursuant to this Agreement and the transactions referred to herein and (iii) the Company has not and will not have paid or declared any dividends or other distributions of any kind on any class of its capital stock.

(i)            The Company is not, will not become as a result of the transactions contemplated hereby, and will not conduct its business in a manner that would cause it to become, an “investment company” or an “affiliated person” of, or “promoter” or “principal underwriter” for, an “investment company,” as such terms are defined in the Investment Company Act of 1940, as amended.

(j)            Except as set forth in the Registration Statement, the Pricing Prospectus and the Prospectus, there are no actions, suits or proceedings pending or, to the knowledge of the Company, threatened against or affecting the Company, or any of its Subsidiaries or any of its or their officers in their capacity as such, nor any basis therefor, before or by any federal or state court, commission, regulatory body, administrative agency or other governmental body, domestic or foreign (including without limitation the State of Israel), wherein an unfavorable ruling, decision or finding would reasonably be expected to have a Material Adverse Effect.

(k)           The Company and each Subsidiary has, and at the Closing Date and, if later, the Option Closing Date, will have, performed all the obligations required to be performed by it, and is not, and at the Closing Date, and, if later, the Option Closing Date, will not be (i) in violation or in default (or, with the giving of notice or lapse of time, would be in default) (“Default”) under its articles of association, memorandum of association, charter or by-laws or other similar organizational documents, (ii) in Default under any indenture, mortgage, loan or credit agreement, deed of trust, note, contract, franchise, lease or other agreement, obligation, condition, covenant or instrument to which the Company or such Subsidiary is a party or by which it is bound, or to which any of the property or assets of the Company or any of its subsidiaries is subject (each, an “Existing Instrument”), (iii) in violation of any statute, law, rule, regulation, judgment, order or decree of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or such Subsidiary or any of its properties, as applicable, (iv) in violation of any material condition or requirement stipulated by (A) the instruments of approval granted to it by any Israeli authority with respect to the “approved enterprise” status of any of its operations or (B) Israeli laws and regulations relating to such “approved enterprise” status or any other tax benefits received by the Company as set forth in the caption “Law for the Encouragement of Capital Investments, 1959” in the Registration Statement, the General Disclosure Package and the Prospectus, or (v) in violation of the conditions or requirements stipulated by the instruments of approval granted to it by the Office of the Chief Scientist in the Israeli Ministry of Industry, Trade and Labor with respect to the aggregate research and development grants given to the Company over the years by such office except with respect to clauses (ii), (iv), (iii) and (v) only, for such Defaults that are not set forth in the Pricing Prospectus or the Prospectus, or reserved for in the financial statements and schedules included or incorporated by reference therein or which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Neither the Company nor any of its subsidiaries has received any notice of proceedings or investigations relating to the revocation or modification of any “approved enterprise”, “benefited enterprise” or “privileged enterprise” status granted with respect to any of the Company’s or such subsidiaries' operations. All information supplied by the Company with respect to the applications relating to such “approved enterprise”, “benefited enterprise” or “privileged enterprise”  status was true, correct and complete in all material respects when supplied to the appropriate authorities. The Company’s execution, delivery and performance of this Agreement and consummation of the transactions contemplated hereby, by the General Disclosure Package and by the Prospectus (i) have been duly authorized by all necessary corporate action and will not result in any Default under the articles of association, memorandum of association, charter or by-laws or other similar organizational documents of the Company or any Subsidiary, (ii) will not conflict with or constitute a breach of, or Default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its Subsidiaries pursuant to, or require the consent of any other party to, any Existing Instrument, and (iii) will not result in any violation of any statute, law, rule, regulation, judgment, order or decree applicable to the Company or any of its subsidiaries of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or any of its Subsidiaries or any of its or their properties, except with respect to clause (ii) only, for such Defaults as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect

(l)            No consent, approval, authorization or order of, or any filing or declaration with, any court or governmental agency or body is required for the consummation by the Company of the transactions on its part contemplated herein, as have been obtained or made by the Company and are in full force and effect under the Act, applicable state securities or blue sky laws and from the Financial Industry Regulatory Authority (the “FINRA”) and except for filings with (i) the Israeli Securities Authority of all documents filed by the Company with the Commission in connection with the registration and offering of the Shares, (ii) the Tel Aviv Stock Exchange (“TASE”) of an application for the listing of the Shares, (iii) the Office of the Chief Scientist in the Israeli Ministry of Industry, Trade and Labor of a notice regarding the issuance and sale of the Shares hereunder, and (iv) the Israeli Registrar of Companies of certain reports following the Closing Date. Assuming the offering of the Shares in Israel is conducted in compliance with an applicable exemption under the Israeli securities laws, the Company is not required to publish a prospectus with respect to the sale of Shares hereunder in the State of Israel under the laws of the State of Israel. Assuming compliance by the Underwriters with written instructions provided by the Company relating to the type of investors that may be offered Shares in Israel without the filing with the Israeli Securities Authority of a prospectus, the offering, sale and distribution of the Shares by the Company in Israel has been conducted by the Company in compliance with an applicable exemption from the requirement to file a prospectus under the laws of the State of Israel.

(m)          The Company has full corporate power and authority to enter into this Agreement.  This Agreement has been duly authorized, executed and delivered by the Company.  The performance of this Agreement and the consummation of the transactions contemplated hereby will not result in the creation or imposition of any lien, charge or encumbrance upon any of the assets of the Company pursuant to the terms or provisions of, or result in a breach or violation of any of the terms or provisions of, or conflict with or constitute a default under, or give any party a right to terminate any of its obligations under, or result in the acceleration of any obligation under (i) the memorandum or articles of association, or other organizational documents, of the Company or any of its Subsidiaries, (ii) any indenture, mortgage, deed of trust, voting trust agreement, loan agreement, bond, debenture, note agreement or other evidence of indebtedness, lease, contract or other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company, any of its Subsidiaries or their properties is bound or affected, or (iii) violate or conflict with any judgment, ruling, decree, order, statute, rule or regulation of any court or other governmental agency or body applicable to the business or properties of the Company or any of its Subsidiaries except as to (ii) and (iii) above for such breaches, violations or defaults which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(n)           The Company and its Subsidiaries have good and marketable title to all properties and assets described in the Pricing Prospectus and the Prospectus as owned by them, free and clear of all liens, charges, encumbrances or restrictions, except such as are described or incorporated by reference in the Pricing Prospectus and the Prospectus or those that would not, individually or in the aggregate, materially negatively affect the value of such property or assets and do not materially interfere with the use made and proposed to be made of such property or assets by the Company or its Subsidiaries.  The Company and its Subsidiaries have valid, subsisting and enforceable leases for the properties described in the Pricing Prospectus and the Prospectus as leased by them.  The Company and its Subsidiaries own or lease all such properties as are necessary to their operations as now conducted or as proposed to be conducted, except where the failure to so own or lease would not have a Material Adverse Effect.

(o)           There is no document, contract, permit or instrument, affiliate transaction or off-balance sheet transaction (including, without limitation, any “variable interests” in “variable interest entities,” as such terms are defined in Financial Accounting Standards Board Interpretation No. 46, as codified in Accounting Standards Codification Topic 810) of a character required to be described in the Registration Statement, the Pricing Prospectus or the Prospectus or to be filed as an exhibit to the Registration Statement that is not described or filed as required.  All such contracts to which the Company or any of its Subsidiaries is a party have been duly authorized, executed and delivered by the Company or such Subsidiary, constitute valid and binding agreements of the Company or such Subsidiary and are enforceable against and by the Company or such Subsidiary in accordance with the terms thereof.

(p)           The Company has not distributed and will not distribute prior to the later of (i) the Closing Date or, if later, the applicable Option Closing Date, and (ii) completion of the distribution of the Shares, any offering material in connection with the offering and sale of the Shares other than any preliminary prospectuses, the Prospectus, the Registration Statement, any Issuer Free Writing Prospectus listed in Schedule II hereto, and other materials, if any, permitted by the Act and the Rules and Regulations.  Neither the Company nor, to the Company’s knowledge, any of its directors, officers or controlling persons has taken, directly or indirectly, any action designed, or that might reasonably be expected, to cause or result, under the Act or otherwise, in, or that has constituted, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares.

(q)           No holder of securities of the Company has rights to the registration of any securities of the Company because of the filing of the Registration Statement, which rights have not been waived by the holder thereof as of the date hereof.

(r)            The Shares have been approved for listing on The Nasdaq Global Select Market (“NASDAQ”), subject only to official notice of issuance and TASE, subject to a final approval, and the payment of listing fees.

(s)           Except as disclosed in or specifically contemplated by the Pricing Prospectus and the Prospectus (i) each of the Company and its Subsidiaries owns or has adequate rights to use all material trademarks, trade names, domain names, patents, patent rights,  copyrights, technology, know-how (including trade secrets and other unpatented or unpatentable proprietary or confidential information, systems or procedures), service marks, trade dress rights, and other intellectual property (collectively, “Intellectual Property”) and has such other material licenses, approvals and governmental authorizations, in each case, sufficient to conduct its business as now conducted and as now proposed to be conducted, and, to the Company’s knowledge, none of the foregoing Intellectual Property rights owned or licensed by the Company or any of its Subsidiaries is invalid, (ii) the Company has no knowledge of any infringement by it or any of its Subsidiaries of Intellectual Property rights of others, where such infringement could have a Material Adverse Effect, (iii) the Company is not aware of any infringement, misappropriation or violation by others of, or conflict by others with rights of the Company or any of its Subsidiaries with respect to, any Intellectual Property where such infringement could have a Material Adverse Effect, (iv) there is no claim being made against the Company or any of its Subsidiaries or, to the knowledge of the Company and its Subsidiaries, any employee of the Company or any of its Subsidiaries, regarding Intellectual Property or other infringement that could have a Material Adverse Effect, and (v) the Company and its Subsidiaries have not received any notice of infringement with respect to any patent or any notice challenging the validity, scope or enforceability of any Intellectual Property owned by or licensed to the Company or any of its Subsidiaries, in each case the loss of which patent or Intellectual Property (or loss of rights thereto) would have a Material Adverse Effect.

(t)            The Company and each of its Subsidiaries has filed all Israeli and United States federal, state, local and foreign income tax returns that have been required to be filed and has paid all taxes and assessments received by it to the extent that such taxes or assessments have become due other than (i) potential tax liabilities as referred to in the Registration Statement, the Pricing Prospectus or the Prospectus, or reserved for in the financial statements and schedules included or incorporated by reference therein; (ii) taxes and assessments that the Company is contesting in good faith by appropriate actions promptly instituted and diligently conducted and (iii)  taxes which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.  Other than potential tax liabilities as referred to in the Registration Statement, the Pricing Prospectus or the Prospectus, or reserved for in the financial statements and schedules included or incorporated by reference therein, neither the Company nor any of its Subsidiaries has any tax deficiency that has been or, to the knowledge of the Company, might be asserted or threatened against it that could have a Material Adverse Effect. Assuming that none of the Underwriters is otherwise subject to taxation in the State of Israel, the issuance, delivery and sale to the Underwriters of the Shares to be sold by the Company hereunder are not subject to any tax imposed by the State of Israel or any political subdivision thereof. The Company does not currently have and has never had a permanent establishment in the United States within the meaning of Article 5 of the Convention between the Government of the United States of America and the Government of the State of Israel With Respect to Taxes on Income.

(u)           The Company and each of its Subsidiaries owns or possesses all authorizations, approvals, orders, licenses, registrations, other certificates and permits of and from all governmental regulatory officials and bodies, necessary to conduct their respective businesses as contemplated in the Pricing Prospectus and the Prospectus, except where the failure to own or possess all such authorizations, approvals, orders, licenses, registrations, other certificates and permits would not have a Material Adverse Effect.  There is no proceeding pending or, to the knowledge of the Company, threatened (or any basis therefor known to the Company) that may cause any such authorization, approval, order, license, registration, certificate or permit to be revoked, withdrawn, cancelled, suspended or not renewed; and the Company and each of its Subsidiaries is conducting its business in compliance with all laws, rules and regulations applicable thereto (including, without limitation, all applicable federal, state, local and Israeli environmental laws and regulations) except where such noncompliance would not have a Material Adverse Effect.

(v)           The Company and, to the knowledge of the Company, each of its Subsidiaries maintains insurance of the types and in the amounts generally deemed adequate for its business, including, but not limited to, insurance covering real and personal property owned or leased by the Company and its Subsidiaries against theft, damage, destruction, acts of vandalism and all other risks customarily insured against, all of which insurance is in full force and effect.

(w)           Neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, any director, officer, agent, employee or other person acting on behalf of the Company or any of its Subsidiaries has, directly or indirectly, (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, (ii) made any unlawful payment from corporate funds to any foreign or domestic government official or employee or foreign or domestic political party or campaign, (iii) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (iv) made any bribe, illegal rebate, payoff, influence payment, kickback or other unlawful payment.

(x)            The minute books of the Company and the Subsidiaries have been made available to the Representatives and counsel for the Underwriters, and such books (i) contain a complete summary of all meetings and actions of the board of directors (including each board committee) and shareholders of the Company (or analogous governing bodies and interest holders, as applicable) since January 1, 2011 through the date of the latest meeting and action, and (ii) accurately in all material respects reflect all transactions referred to in such minutes.

(y)           The Company and each of its Subsidiaries maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorization, (ii) transactions are recorded as necessary to permit preparation of the Company’s consolidated financial statements in accordance with generally accepted accounting principles and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (v) interactive data in eXtensible Business Reporting Language included or incorporated by reference in the Registration Statement fairly presents the information called for in all material respects and is prepared in accordance with the Commission’s rules and guidelines applicable thereto. The Company’s internal control over financial reporting is effective and the Company is not aware of any material weaknesses in its internal control over financial reporting. Since the date of the latest audited financial statements included or incorporated by reference in the Pricing Prospectus and the Prospectus, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(z)            The Company maintains disclosure controls and procedures (as defined in Rule 13a-14(c) under the Exchange Act); such disclosure controls and procedures have been designed to ensure that material information relating to the Company and its Subsidiaries is made known to the Company’s principal executive officer and principal financial officer by others within those entities; and such disclosure controls and procedures are effective.

(aa)          There are no affiliations or associations between any member of FINRA and any of the Company’s officers, directors, or 5% or greater security holders, except as set forth in the Registration Statement, the  Pricing Prospectus and the Prospectus.

(bb)         There are no business relationships or related-party transactions involving the Company or any Subsidiary or any other person required to be described in the preliminary prospectus or the Prospectus that have not been described as required. The Company has obtained, with respect to each related party transaction entered into by the Company, all approvals required with respect to such transaction under Israeli law, except where the failure to obtain such approval has not resulted and is not reasonably expected to result in a Material Adverse Change.

(cc)         To the knowledge of the Company, no beneficial owners of the Company’s capital stock or subordinated debt who, together with their associated persons and affiliates, hold in the aggregate 10% or more of such capital stock or subordinated debt, have any direct or indirect association or affiliate with a FINRA member.

(dd)         Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its Subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and the Company will not directly or indirectly use the proceeds of the offering and sale of the Shares contemplated herein, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

(ee)          The operations of the Company and its Subsidiaries are and have been conducted at all times in compliance in all material respects with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Israeli Prohibition on Money Laundering Law – 2000,  the money laundering laws of all other applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines administered or enforced by any applicable governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(ff)           Except as would not, individually or in the aggregate, have a Material Adverse Effect or except as disclosed in the General Disclosure Package, (i) each of the Company and each of its Subsidiaries is in compliance in all material respects with all applicable rules, laws and regulation relating to pollution, the protection of health or the environment, and the use, transportation, treatment, storage and disposal of, or exposure to, hazardous or toxic substances or wastes (“Environmental Law”), (ii) none of the Company nor any of its Subsidiaries has received any written notice from any governmental authority or third party, or otherwise has knowledge, of an asserted claim under Environmental Laws, and (iii) to the knowledge of the Company, no facts currently exist that are reasonably likely to subject the Company or any of its Subsidiaries to liability under Environmental Laws, including any liability for remediation of any releases or threatened releases of hazardous or toxic substances.

(gg)         The statistical, industry-related and market-related data included or incorporated by reference in the Registration Statement, the Pricing Prospectus and the Prospectus are based on or derived from sources the Company reasonably and in good faith believes are reliable and accurate, and such data agrees with the sources from which they are derived.

(hh)         The Company and each of its Subsidiaries is in compliance in all material respects with all presently applicable provisions of the Employee Retirement Income Security Act of 1974, as amended, including the regulations and published interpretations thereunder (“ERISA”); no “reportable event” (as defined in ERISA) has occurred with respect to any “pension plan” (as defined in ERISA) for which the Company and each of its Subsidiaries would have any liability; each of the Company and each of its Subsidiaries has not incurred and does not expect to incur liability under (i) Title IV of ERISA with respect to termination of, or withdrawal from, any “pension plan” or (ii) Sections 412 or 4971 of the Internal Revenue Code of 1986, as amended, including the regulations and published interpretations thereunder (the “Code”); and each “pension plan” for which the Company or any Subsidiary would have any liability that is intended to be qualified under Section 401(a) of the Code is so qualified in all material respects and nothing has occurred, whether by action or by failure to act, which would cause the loss of such qualification. The Company and its Subsidiaries are each in compliance, in all material respects, with the labor and employment laws and collective bargaining agreements applicable to its employees in Israel.

(ii)           Neither the Company nor any of its Subsidiaries nor any of its or their properties or assets has immunity from the jurisdiction of any Israeli court (whether through service or notice, attachment prior to judgment, attachment in aid of execution or otherwise) under the laws of the State of Israel.

(jj)           The Company is not, and does not expect to become, a Passive Foreign Investment Company within the meaning of Section 1297 of the Code.

(kk)         The Company qualified as an “Industrial Company” within the definition of the Law for the Encouragement of Industry (Taxes), 5729-1969 in each of the last five years; and absent a change in such law, the Company intends to continue to so qualify for 2014.

(ll)           No forward looking statements (within the meaning of Section 27A of the Act and Section 21E of the Exchange Act) contained in either the General Disclosure Package or the Prospectus has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

4.      Agreements of the Company. The Company covenants and agrees with the several Underwriters as follows:

(a)           The Company will not, either prior to the Applicable Time or thereafter during such period as the Prospectus is required by law to be delivered in connection with sales of the Shares by an Underwriter or a dealer, file any amendment or supplement to the Registration Statement, the Base Prospectus or the Prospectus, unless a copy thereof shall first have been submitted to the Representatives within a reasonable period of time prior to the filing thereof and the Representatives shall not have objected thereto in good faith.

(b)           The Company will notify the Representatives promptly, and will confirm such advice in writing, (i) when any amendment to the Registration Statement has been filed or becomes effective or any amendment or supplement to the Prospectus has been filed, (ii) of any request by the Commission for amendments or supplements to the Registration Statement or the Prospectus or for additional information, (iii) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or preventing or suspending the use of the Base Prospectus, any preliminary prospectus, the Prospectus Supplement, the Prospectus or any Issuer Free Writing Prospectus or the initiation of any proceedings for that purpose or the threat thereof, (iv) of the happening of any event during the period mentioned in the third sentence of Section 4(e) that in the judgment of the Company makes any statement made in the Registration Statement or the Prospectus untrue or that requires the making of any changes in the Registration Statement or the Prospectus in order to make the statements therein, in the light of the circumstances in which they are made, not misleading, and (v) of receipt by the Company or any representative or attorney of the Company of any other communication from the Commission relating to the Company, the Registration Statement, any preliminary prospectus, the Base Prospectus, the Prospectus Supplement or the Prospectus.  If at any time the Commission shall issue any order suspending the effectiveness of the Registration Statement or preventing or suspending the use of the Base Prospectus, any preliminary prospectus, the Prospectus Supplement, the Prospectus or any Issuer Free Writing Prospectus, the Company will make every reasonable effort to obtain the withdrawal of such order at the earliest possible moment.  If the Company has omitted any information from the Registration Statement pursuant to Rule 430B of the Rules and Regulations, the Company will comply with the provisions of and make all requisite filings with the Commission pursuant to said Rule 430B and notify the Representatives promptly of all such filings.  If the Company elects to rely upon Rule 462(b) under the Act, the Company shall file a registration statement under Rule 462(b) with the Commission in compliance with Rule 462(b) by 10:00 p.m., Washington, D.C. time, on the date of this Agreement, and the Company shall at the time of filing either pay to the Commission the filing fee for such Rule 462(b) registration statement or give irrevocable instructions for the payment of such fee pursuant to the Rules and Regulations.

(c)           If requested by the Representatives, the Company will furnish to the Representatives, without charge, a copy of one signed copy of each of the Registration Statement and of any pre- or post-effective amendment thereto, including financial statements and schedules, and all exhibits thereto and will furnish to the Representatives, without charge, for transmittal to each of the other Underwriters, a copy of the Registration Statement and any pre- or post-effective amendment thereto, including financial statements and schedules but without exhibits.

(d)           The Company will comply with all the provisions of any undertakings contained in the Registration Statement.

(e)           So long as delivery of a prospectus by an Underwriter or dealer may be required by the Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172 of the Rules and Regulations), the Company will deliver to each of the Underwriters, without charge, as many written and electronic copies of each preliminary prospectus, the Base Prospectus, the Prospectus Supplement, the Prospectus, each Issuer Free Writing Prospectus or any amendment or supplement thereto as the Representatives may reasonably request.  The Company consents to the use of each preliminary prospectus, the Base Prospectus, the Prospectus Supplement, the Prospectus, each Issuer Free Writing Prospectus and any amendment or supplement thereto by the Underwriters and by all dealers to whom the Shares may be sold, both in connection with the offering or sale of the Shares and for any period of time thereafter during which the Prospectus is required by law to be delivered in connection therewith.  If during such period of time any event shall occur that in the judgment of the Company or counsel to the Underwriters should be set forth in the Prospectus in order to make any statement therein, in the light of the circumstances under which it was made, not misleading, or if it is necessary to supplement or amend the Prospectus to comply with law, the Company will forthwith prepare and duly file with the Commission an appropriate supplement or amendment thereto, and will deliver to each of the Underwriters, without charge, such number of copies of such supplement or amendment to the Prospectus as the Representatives may reasonably request.  The Company will not file any document under the Exchange Act or the Exchange Act Rules and Regulations before the termination of the offering of the Shares by the Underwriters, if such document would be deemed to be incorporated by reference into the Prospectus, that is not approved by the Representatives after reasonable notice thereof.  If at any time following issuance of an Issuer Free Writing Prospectus there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus conflicted or would conflict with the information contained in the Registration Statement, the Pricing Prospectus or the Prospectus or included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances prevailing at that subsequent time, not misleading, the Company will promptly notify Needham & Company, LLC and, if requested by Needham & Company, LLC, will promptly amend or supplement, at its own expense, such Issuer Free Writing Prospectus to eliminate or correct such conflict, untrue statement or omission.

(f)            Prior to any public offering of the Shares, the Company will cooperate with the Representatives and counsel to the Underwriters in connection with the registration or qualification of the Shares for offer and sale under the state or foreign securities or Blue Sky laws of such jurisdictions as the Representatives may request; provided, that in no event shall the Company be obligated to qualify to do business in any jurisdiction where it is not now so qualified or to take any action that would subject it to general service of process in any jurisdiction where it is not now so subject.

(g)           The Company will, so long as required under the Rules and Regulations, furnish to its shareholders, or make available using the EDGAR filing system of the Commission, within the time periods required by the Exchange Act, consolidated summary financial information of the Company and its Subsidiaries, if any, for such quarter in reasonable detail (including a balance sheet and statements of income, shareholders’ equity and cash flow of the Company and its consolidated Subsidiaries, if any, certified by independent public accountants).

(h)           The Company will make generally available to holders of its securities as soon as may be practicable, but in no event later than the Availability Date (as defined below), an earning statement (which need not be audited but shall be in reasonable detail) covering a period of 12 months commencing after the Effective Date that will satisfy the provisions of Section 11(a) of the Act (including Rule 158 of the Rules and Regulations).  For the purpose of the preceding sentence, “Availability Date” means the 45th day after the end of the fourth fiscal quarter following the fiscal quarter that includes such Effective Date, except that if such fourth fiscal quarter is the last quarter of the Company’s fiscal year, “Availability Date” means the 90th day after the end of such fourth fiscal quarter.

(i)            Whether or not the transactions contemplated by this Agreement are consummated or this Agreement is terminated, the Company will pay or reimburse if paid by the Underwriters all costs and expenses incident to the performance of the obligations of the Company under this Agreement and in connection with the transactions contemplated hereby, including but not limited to costs and expenses of or relating to (i) the preparation, printing and filing of the Registration Statement and exhibits to it, each preliminary prospectus, the Base Prospectus, the Prospectus Supplement, the Pricing Prospectus, the Prospectus, any Issuer Free Writing Prospectus, and any amendment or supplement to any of the foregoing, (ii) the preparation and delivery of certificates representing the Shares, (iii) the printing of this Agreement, if applicable, (iv) furnishing (including costs of shipping and mailing) such copies of the Registration Statement, any preliminary prospectus, the Base Prospectus, the Prospectus Supplement, the Prospectus, and any Issuer Free Writing Prospectus, and all amendments and supplements thereto, as may be requested for use in connection with the offering and sale of the Shares by the Underwriters or by dealers to whom Shares may be sold, (v) the listing of the Shares on the NASDAQ and the TASE, (vi) any filings required to be made in connection with clearance of the offering of the Shares with FINRA (including the reasonable fees, disbursements and other charges of counsel for the Underwriters in connection therewith), (vii) the registration or qualification of the Shares for offer and sale under the state or foreign securities or Blue Sky laws of such jurisdictions designated pursuant to Section 4(f) and the preparation, printing and distribution of any Blue Sky memoranda or foreign jurisdiction offering wraps or memoranda (including the fees, disbursements and other charges of counsel to the Underwriters in connection therewith), (viii) fees, disbursements and other charges of counsel to the Company and of the Accountant, (ix) the transfer agent for the Shares, (x) “road show” presentations to prospective purchasers of the Shares (including any travel expenses of the Company’s officers, directors and employees in connection with attending or hosting meetings), and (xi) all other costs and expenses of the Underwriters incident to the performance of their obligations hereunder not otherwise specifically provided for herein, including the fees, disbursements and other charges of counsel to the Underwriters (in addition to those set forth in clauses (vi) and (vii)); provided, however, that in no event under this Section 4(i) shall the Company be required to pay or reimburse if paid by the Underwriters any costs and expenses in excess of $50,000 in the aggregate.

(j)            The Company will not at any time, directly or indirectly, take any action designed or that might reasonably be expected to cause or result in, or that will constitute, stabilization of the price of the Ordinary Shares to facilitate the sale or resale of any of the Shares.

(k)           The Company will apply the net proceeds from the offering and sale of the Shares to be sold by the Company in the manner set forth in the Pricing Prospectus and the Prospectus under “Use of Proceeds.”

(l)            During the period beginning from the date hereof and continuing to and including the date that is  90 days after the date of the Prospectus, without the prior written consent of Needham & Company, LLC, the Company will not (1) offer, sell, contract to sell, pledge, grant options, warrants or rights to purchase, or otherwise dispose of any equity securities of the Company or any other securities convertible into or exchangeable for its Ordinary Shares or other equity security (other than pursuant to employee stock option plans disclosed in the Prospectus or pursuant to the conversion of convertible securities or the exercise of warrants in each case outstanding on the date of this Agreement) or (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of Ordinary Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Ordinary Shares or other securities, in cash or otherwise; provided, however, that if (a) during the last 17 days of such 90-day period the Company issues an earnings release or material news or a material event relating to the Company occurs or (b) prior to the expiration of such 90-day period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of such 90-day period, the restrictions imposed by this Section 5(l) shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless Needham & Company, LLC waives, in writing, such extension.

(m)           During the period of 90 days after the date of the Prospectus, the Company will not, without the prior written consent of Needham & Company, LLC, grant options to purchase Ordinary Shares at a price less than the public offering price; notwithstanding the foregoing, the Company may grant up to an aggregate of 500,000 options at a price not less than the 30-day average preceding price.  During the period of 90 days after the date of the Prospectus, the Company will not file with the Commission or cause to become effective any registration statement relating to any securities of the Company without the prior written consent of Needham & Company, LLC.

(n)           The Company will cause each of its executive officers and directors and Yehuda and Nava Zisapel to, enter into lock-up agreements with the Representatives to the effect that they will not, without the prior written consent of Needham & Company, LLC, sell, contract to sell or otherwise dispose of any Ordinary Shares or rights to acquire such shares according to the terms set forth in Schedule IV hereto.

5.      Further Agreements

(a)           The Company represents and agrees that, without the prior written consent of Needham & Company, LLC, and each Underwriter represents and agrees that, without the prior written consent of the Company and Needham & Company, LLC, it has not made and will not make any offer relating to the Shares that would constitute a “free writing prospectus” as defined in Rule 405 of the Rules and Regulations.  Any such Free Writing Prospectus the use of which has been consented to by the Company and Needham & Company, LLC is listed on Schedule II and herein called a “Permitted Free Writing Prospectus.”

(b)           The Company agrees that is has treated and will treat, as the case may be, each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus and that it has complied and will comply, as the case may be, with the requirements of Rules 164 and 433 of the Rules and Regulations applicable to any Permitted Free Writing Prospectus, including timely Commission filing where required, record keeping and legending.

6.      Conditions of the Obligations of the Underwriters. The obligations of each Underwriter hereunder are subject to the following conditions:

(a)           All filings required by Rule 424 and Rule 430A of the Rules and Regulations shall have been made.  If the Company has elected to rely upon Rule 462(b), the registration statement filed under Rule 462(b) shall have become effective by 10:00 p.m., Washington, D.C. time, on the date of this Agreement.

(b)           (i) No stop order suspending the effectiveness of the Registration Statement or preventing or suspending the use of the Base Prospectus, any preliminary prospectus, the Prospectus Supplement, the Prospectus or any Issuer Free Writing Prospectus shall have been issued and no proceedings for that purpose shall be pending or threatened by the Commission, (ii) no order suspending the effectiveness of the Registration Statement or the qualification or registration of the Shares under the securities or Blue Sky laws of any jurisdiction shall be in effect and no proceeding for such purpose shall be pending before or threatened or contemplated by the Commission or the authorities of any such jurisdiction, (iii) any request for additional information on the part of the staff of the Commission or any such authorities shall have been complied with to the satisfaction of the staff of the Commission or such authorities, (iv) after the date hereof no amendment or supplement to the Registration Statement, the Prospectus or the Pricing Prospectus shall have been filed unless a copy thereof was first submitted to the Representatives and the Representatives does not object thereto in good faith, and (v) the Representatives shall have received certificates, dated the Closing Date and, if later, the applicable Option Closing Date and signed by the Chief Executive Officer and the Chief Financial Officer of the Company (who may, as to proceedings threatened, rely upon their information and belief), to the effect of clauses (i), (ii) and (iii) of this paragraph.

(c)           Since the respective dates as of which information is given in the Registration Statement and the Pricing Prospectus, (i) there shall not have been a material adverse change in the general affairs, business, business prospects, properties, management, condition (financial or otherwise) or results of operations of the Company or any of its Subsidiaries, whether or not arising from transactions in the ordinary course of business, in each case other than as described in or contemplated by the Registration Statement and the Pricing Prospectus, and (ii)  neither the Company nor any of its Subsidiaries shall have sustained any material loss or interference with its business or properties from fire, explosion, flood or other casualty, whether or not covered by insurance, or from any labor dispute or any court or legislative or other governmental action, order or decree, which is not described in the Registration Statement and the Pricing Prospectus, if in the judgment of the Representatives any such development makes it impracticable or inadvisable to consummate the sale and delivery of the Shares by the Underwriters at the public offering price.

(d)           Since the respective dates as of which information is given in the Registration Statement and the Pricing Prospectus, there shall have been no litigation or other proceeding instituted against the Company, any of its Subsidiaries, or any of its or their officers or directors in their capacities as such, before or by any federal, state or local court, commission, regulatory body, administrative agency or other governmental body, domestic or foreign, in which litigation or proceeding an unfavorable ruling, decision or finding would, in the judgment of the Representatives, have a Material Adverse Effect or if, in the judgment of the Representatives, any such development makes it impracticable or inadvisable to consummate the sale and delivery of the Shares by the Underwriters at the public offering price.

(e)           Each of the representations and warranties of the Company contained herein shall be true and correct in all respects (in the case of any representation and warranty containing a materiality or Material Adverse Effect qualification) or in all material respects at the Closing Date and, with respect to the Option Shares, at the applicable Option Closing Date, and all covenants and agreements contained herein to be performed on the part of the Company and all conditions contained herein to be fulfilled or complied with by the Company at or prior to the Closing Date and, with respect to the Option Shares, at or prior to the Option Closing Date, shall have been duly performed, fulfilled or complied with.

(f)           The Representatives shall have received an opinion, dated the Closing Date and, with respect to the Option Shares, the applicable Option Closing Date, satisfactory in form and substance to the Representatives and U.S. counsel for the Underwriters from Kramer Levin Naftalis & Frankel LLP, counsel to the Company, as set forth on Exhibit A. Such counsel shall also furnish to the Representatives a negative assurance statement, addressed to the Underwriters and dated the Closing Date, in form and substance reasonably satisfactory to the Representatives.

(g)           The Representatives shall have received an opinion, dated the Closing Date and, with respect to the Option Shares, the Option Closing Date, satisfactory in form and substance to the Representatives and counsel for the Underwriters from Shibolet & Co., Israeli counsel to the Company, as set forth on Exhibit B. Such counsel shall also furnish to the Representatives a negative assurance statement, addressed to the Underwriters and dated the Closing Date, in form and substance reasonably satisfactory to the Representatives.

(h)           The Representatives shall have received an opinion and negative assurance letter, dated the Closing Date and the Option Closing Date, from Proskauer Rose LLP, counsel to the Underwriters, with respect to the Registration Statement, the Prospectus and this Agreement, which opinion and negative assurance letter shall be satisfactory in all respects to the Representatives.

(i)             The Representatives shall have received an opinion, dated the Closing Date and the Option Closing Date, from Meitar Liquornik Geva Leshem Tal, Israeli counsel to the Underwriters, with respect to the Registration Statement, the Prospectus and this Agreement, which opinion shall be satisfactory in all respects to the Representatives.

(j)             Concurrently with the execution and delivery of this Agreement, Kost Forer Gabbay and Kaiserer shall have furnished to the Representatives a letter, dated the date of its delivery, addressed to the Representatives and in form and substance satisfactory to the Representatives, confirming that it is an independent accountant with respect to the Company and its Subsidiaries as required by the Act and the Exchange Act and the Rules and Regulations and with respect to certain financial and other statistical and numerical information contained or incorporated by reference in the Registration Statement, the Prospectus and the General Disclosure Package.  At the Closing Date and, as to the Option Shares, the Option Closing Date, Kost Forer Gabbay and Kasierer shall have furnished to the Representatives a letter, dated the date of its delivery, which shall confirm, on the basis of a review in accordance with the procedures set forth in the letter from the Accountant, that nothing has come to its attention during the period from the date of the letter referred to in the prior sentence to a date (specified in the letter) not more than three days prior to the Closing Date or the Option Closing Date, as the case may be, which would require any change in its letter dated the date hereof if it were required to be dated and delivered at the Closing Date or the Option Closing Date, as the case may be.

(k)            At the Closing Date and, as to the Option Shares, the Option Closing Date, there shall be furnished to the Representatives a certificate, dated the date of its delivery, signed by each of the Chief Executive Officer and the Chief Financial Officer of the Company, in form and substance satisfactory to the Representatives, to the effect that:

(i)           Each signer of such certificate has carefully examined the Registration Statement, the Prospectus and the General Disclosure Package (as updated to include any documents filed under the Exchange Act and deemed to be incorporated by reference into the Pricing Prospectus and the Prospectus) and (A) as of the date of such certificate, such documents, as updated, are true and correct in all material respects and do not omit to state a material fact required to be stated therein or necessary in order to make the statements therein not untrue or misleading and (B)  since the Effective Date no event has occurred as a result of which it is necessary to amend or supplement the Prospectus in order to make the statements therein not untrue or misleading.

(ii)           Each of the representations and warranties of the Company contained in this Agreement were, when originally made, and are, at the time such certificate is delivered, true and correct in all material respects (except that any representation and warranty qualified by materiality shall be true and correct in all respects).

(iii)           Each of the covenants required to be performed by the Company herein on or prior to the date of such certificate has been duly, timely and fully performed and each condition herein required to be satisfied or fulfilled on or prior to the date of such certificate has been duly, timely and fully satisfied or fulfilled.

(l)             On or prior to the Closing Date, the Representatives shall have received the executed agreements referred to in Section 4(n).

(m)           The Shares shall be qualified for sale in such jurisdictions as the Representatives may reasonably request and each such qualification shall be in effect and not subject to any stop order or other proceeding on the Closing Date or the Option Closing Date.

(n)            Prior to the Closing Date, the Shares shall have been duly authorized for listing on each of the NASDAQ and the TASE.

(o)            The Company shall have furnished to the Representatives such certificates, in addition to those specifically mentioned herein, as the Representatives may have reasonably requested as to the accuracy and completeness at the Closing Date and the Option Closing Date of any statement in the Registration Statement, the Prospectus or the General Disclosure Package, as to the accuracy at the Closing Date and the Option Closing Date of the representations and warranties of the Company herein, as to the performance by the Company of its obligations hereunder, or as to the fulfillment of the conditions concurrent and precedent to the obligations hereunder of the Representatives.

7.      Indemnification.

(a)           The Company will indemnify and hold harmless each Underwriter, the partners, members, directors, officers, employees, agents and affiliates of each Underwriter and each person, if any, who controls each Underwriter within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, from and against any and all losses, claims, liabilities, expenses and damages (including any and all investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claim asserted), to which they, or any of them, may become subject under the Act, the Exchange Act or other federal or state statutory law or regulation, or the laws or regulations of foreign jurisdictions (including, without limitation, Israel) where Shares have been offered or sold, at common law or otherwise, insofar as such losses, claims, liabilities, expenses or damages arise out of or are based on any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, any preliminary prospectus, the Base Prospectus, the Pricing Prospectus, the Prospectus or any amendment or supplement thereto or any Issuer Free Writing Prospectus or any “issuer information” filed or required to be filed pursuant to Rule 433(d) of the Rules and Regulations, or the omission or alleged omission to state in such document a material fact required to be stated in it or necessary to make the statements in it not misleading in the light of the circumstances in which they were made, or arise out of or are based in whole or in part on any inaccuracy in the representations and warranties of the Company contained herein or any failure of the Company to perform its obligations hereunder or under law in connection with the transactions contemplated hereby; provided, however, that the Company will not be liable to the extent that such loss, claim, liability, expense or damage arises from the sale of the Shares in the public offering to any person by an Underwriter and is based on an untrue statement or omission or alleged untrue statement or omission made in reliance on and in conformity with information relating to any Underwriter furnished in writing to the Company by the Representatives, on behalf of any Underwriter, expressly for inclusion in the Registration Statement, any preliminary prospectus, the Base Prospectus, the Pricing Prospectus, the Prospectus or any Issuer Free Writing Prospectus.  The Company acknowledges that the statements set forth in the fifth and tenth through fifteenth paragraphs under the heading “Underwriting” in the Pricing Prospectus and the Prospectus constitute the only information relating to any Underwriter furnished in writing to the Company by the Representatives on behalf of the Underwriters expressly for inclusion in the Registration Statement, any preliminary prospectus, the Base Prospectus, the Pricing Prospectus, the Prospectus or any Issuer Free Writing Prospectus.  This indemnity agreement will be in addition to any liability that the Company might otherwise have.

(b)           Each Underwriter will indemnify and hold harmless the Company, each director of the Company, each officer of the Company who signs the Registration Statement, and each person, if any, who controls the Company within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, to the same extent as the foregoing indemnity from the Company to each Underwriter, as set forth in Section 7(a), but only insofar as losses, claims, liabilities, expenses or damages arise out of or are based on any untrue statement or omission or alleged untrue statement or omission made in reliance on and in conformity with information relating to any Underwriter furnished in writing to the Company by the Representatives, on behalf of such Underwriter, expressly for inclusion in the Registration Statement, any preliminary prospectus, the Base Prospectus, the Pricing Prospectus, the Prospectus or any Issuer Free Writing Prospectus.  The Company acknowledges that the statements set forth in the fifth and tenth through fifteenth paragraphs under the heading “Underwriting” in the Pricing Prospectus and the Prospectus constitute the only information relating to any Underwriter furnished in writing to the Company by the Representatives on behalf of the Underwriters expressly for inclusion in the Registration Statement, any preliminary prospectus, the Base Prospectus, the Pricing Prospectus, the Prospectus or any Issuer Free Writing Prospectus.  This indemnity will be in addition to any liability that each Underwriter might otherwise have.  Notwithstanding the provisions of this Section 7(b), in no event shall any indemnity by any Underwriter under this Section 7(b) exceed the total discount and commission received by such Underwriter in connection with the Offering.

(c)           Any party that proposes to assert the right to be indemnified under this Section 7 shall, promptly after receipt of notice of commencement of any action against such party in respect of which a claim is to be made against an indemnifying party or parties under this Section 7, notify each such indemnifying party in writing of the commencement of such action, enclosing with such notice a copy of all papers served, but the omission so to notify such indemnifying party will not relieve it from any liability that it may have to any indemnified party under the foregoing provisions of this Section 7 unless, and only to the extent that, such omission results in the loss of substantive rights or defenses by the indemnifying party.  If any such action is brought against any indemnified party and it notifies the indemnifying party of its commencement, the indemnifying party will be entitled to participate in and, to the extent that it elects by delivering written notice to the indemnified party promptly after receiving notice of the commencement of the action from the indemnified party, jointly with any other indemnifying party similarly notified, to assume the defense of the action, with counsel reasonably satisfactory to the indemnified party.  After notice from the indemnifying party to the indemnified party of its election to assume the defense, the indemnifying party will not be liable to the indemnified party for any legal or other expenses except as provided below and except for the reasonable costs of investigation incurred by the indemnified party in connection with the defense.  The indemnified party will have the right to employ its own counsel in any such action, but the fees, expenses and other charges of such counsel will be at the expense of such indemnified party unless (i) the employment of counsel by the indemnified party has been authorized in writing by the indemnifying party, (ii) the indemnified party has reasonably concluded (based on advice of counsel) that there may be legal defenses available to it or other indemnified parties that are different from or in addition to those available to the indemnifying party, (iii) a conflict or potential conflict exists (based on advice of counsel to the indemnified party) between the indemnified party and the indemnifying party (in which case the indemnifying party will not have the right to direct the defense of such action on behalf of the indemnified party), or (iv) the indemnifying party has not in fact employed counsel reasonably satisfactory to the indemnified party to assume the defense of such action within a reasonable time after receiving notice of the commencement of the action, in each of which cases the reasonable fees, disbursements and other charges of counsel will be at the expense of the indemnifying party or parties.  It is understood that the indemnifying party or parties shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees, disbursements and other charges of more than one separate firm admitted to practice in such jurisdiction at any one time for all such indemnified party or parties.  All such fees, disbursements and other charges will be reimbursed by the indemnifying party promptly as they are incurred. No indemnifying party shall, without the prior written consent of the indemnified party (which consent will not be unreasonably withheld or delayed), effect any settlement of any pending or threatened action in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party unless such settlement (i) includes an unconditional release of such indemnified party from all liability on any claims that are the subject matter of such action and (ii) does not include a statement as to, or an admission of, fault, culpability or a failure to act by or on behalf of an indemnified party.  An indemnifying party will not be liable for any settlement of any action or claim effected without its written consent (which consent will not be unreasonably withheld or delayed).

(d)           If the indemnification provided for in this Section 7 is applicable in accordance with its terms but for any reason is held to be unavailable to or insufficient to hold harmless an indemnified party under paragraphs (a), (b) and (c) of this Section 7 in respect of any losses, claims, liabilities, expenses and damages referred to therein, then each applicable indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable (including any investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claim asserted, but after deducting any contribution received by the Company from persons other than the Underwriters, such as persons who control the Company within the meaning of the Act, officers of the Company who signed the Registration Statement and directors of the Company, who also may be liable for contribution) by such indemnified party as a result of such losses, claims, liabilities, expenses and damages in such proportion as shall be appropriate to reflect the relative benefits received by the Company, on the one hand, and the Underwriters, on the other hand.  The relative benefits received by the Company, on the one hand, and the Underwriters, on the other hand, shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Company bear to the total underwriting discounts and commissions received by the Underwriters, in each case as set forth in the table on the cover page of the Prospectus.  If, but only if, the allocation provided by the foregoing sentence is not permitted by applicable law, the allocation of contribution shall be made in such proportion as is appropriate to reflect not only the relative benefits referred to in the foregoing sentence but also the relative fault of the Company, on the one hand, and the Underwriters, on the other hand, with respect to the statements or omissions that resulted in such loss, claim, liability, expense or damage, or action in respect thereof, as well as any other relevant equitable considerations with respect to such offering.  Such relative fault shall be determined by reference to whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or the Representatives on behalf of the Underwriters, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such statement or omission.  The Company and the Underwriters agree that it would not be just and equitable if contributions pursuant to this Section 7(d) were to be determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take into account the equitable considerations referred to herein.  The amount paid or payable by an indemnified party as a result of the loss claim, liability, expense or damage, or action in respect thereof, referred to above in this Section 7(d) shall be deemed to include, for purposes of this Section 7(d), any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim.  Notwithstanding the provisions of this Section 7(d), no Underwriter shall be required to contribute any amount in excess of the underwriting discounts and commissions  received by it and no person found guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) will be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.  The Underwriters’ obligations to contribute as provided in this Section 7(d) are several in proportion to their respective underwriting obligations and not joint.  For purposes of this Section 7(d), any person who controls a party to this Agreement within the meaning of the Act will have the same rights to contribution as that party, and each officer of the Company who signed the Registration Statement will have the same rights to contribution as the Company, subject in each case to the provisions hereof.  Any party entitled to contribution, promptly after receipt of notice of commencement of any action against any such party in respect of which a claim for contribution may be made under this Section 7(d), will notify any such party or parties from whom contribution may be sought, but the omission so to notify will not relieve the party or parties from whom contribution may be sought from any other obligation it or they may have under this Section 7(d).  No party will be liable for contribution with respect to any action or claim settled without its written consent (which consent will not be unreasonably withheld).

(e)           The indemnity and contribution agreements contained in this Section 7 and the representations and warranties of the Company contained in this Agreement shall remain operative and in full force and effect regardless of (i) any investigation made by or on behalf of the Underwriters, (ii) acceptance of any of the Shares and payment therefor, or (iii) any termination of this Agreement.

8.      Reimbursement of Certain Expenses

In addition to its other obligations under Section 7(a) of this Agreement, the Company hereby agrees to reimburse the Underwriters on a quarterly basis for all reasonable legal and other expenses incurred in connection with investigating or defending any claim, action, investigation, inquiry or other proceeding arising out of or based upon, in whole or in part, any statement or omission or alleged statement or omission, or any inaccuracy in the representations and warranties of the Company contained herein or failure of the Company to perform its or their respective obligations hereunder or under law, all as described in Section 7(a), notwithstanding the absence of a judicial determination as to the propriety and enforceability of the obligations under this Section 8 and the possibility that such payment might later be held to be improper; provided, however, that, to the extent any such payment is ultimately held to be improper, the persons receiving such payments shall promptly refund them.

9.      Termination. The obligations of the several Underwriters under this Agreement may be terminated at any time on or prior to the Closing Date (or, with respect to the Option Shares, on or prior to the Option Closing Date), by notice to the Company from the Representatives, without liability on the part of any Underwriter to the Company if, prior to delivery and payment for the Firm Shares or Option Shares, as the case may be, in the sole judgment of the Representatives, (i) trading in any of the equity securities of the Company shall have been suspended or limited by the Commission or by  NASDAQ or the TASE, (ii) trading in securities generally on NASDAQ or the TASE shall have been suspended or limited or minimum or maximum prices shall have been generally established on such exchange, or additional material governmental restrictions, not in force on the date of this Agreement, shall have been imposed upon trading in securities generally by such exchange, by order of the Commission or any court or other governmental authority, or by NASDAQ or the TASE, (iii) a general banking moratorium shall have been declared by federal, New York State or Israeli authorities or any material disruption of the securities settlement or clearance services in the United States or Israel shall have occurred, or (iv) any material adverse change in the financial or securities markets in the United States or Israel or in political, financial or economic conditions in the United States or Israel, any outbreak or material escalation of hostilities involving the United States or Israel, a declaration of a national emergency or war by the United States or Israel, or other calamity or crisis, either within or outside the United States or Israel, shall have occurred, the effect of which is such as to make it, in the sole judgment of the Representatives, impracticable or inadvisable to proceed with completion of the public offering or the delivery of and payment for the Shares.

If this Agreement is terminated pursuant to Section 10 hereof, the Company shall not be under any liability to any Underwriter except as provided in Sections 4(i), 7 and 8 hereof; but, if (a) the Company shall fail to tender the Shares for delivery to the Underwriters for any reason not permitted under this Agreement or, (b) the sale of the Shares is not consummated because of the refusal, inability or failure on the part of the Company to perform any agreement herein or to satisfy any condition or to comply with the provisions hereunder, the Company will reimburse the Underwriters for all accountable out-of-pocket expenses (including the reasonable fees, disbursements and other charges of counsel to the Underwriters) reasonably incurred by the Underwriters in connection with the offering of the Shares.

10.      Substitution of Underwriters. If any one or more of the Underwriters shall fail or refuse to purchase any of the Firm Shares that it or they have agreed to purchase hereunder, and the aggregate number of Firm Shares that such defaulting Underwriter or Underwriters agreed but failed or refused to purchase is not more than one-tenth of the aggregate number of Firm Shares, the other Underwriters shall be obligated, severally and not jointly, to purchase the Firm Shares that such defaulting Underwriter or Underwriters agreed but failed or refused to purchase, in the proportions which the number of Firm Shares that they have respectively agreed to purchase pursuant to Section 1 bears to the aggregate number of Firm Shares which all such non-defaulting Underwriters have so agreed to purchase, or in such other proportions as the Representatives may specify; provided that in no event shall the maximum number of Firm Shares that any Underwriter has become obligated to purchase pursuant to Section 1 be increased pursuant to this Section 10 by more than one-ninth of such number of Firm Shares without the prior written consent of such Underwriter.  In any such case either the Representatives or the Company shall have the right to postpone the Closing Date, but in no event for longer than seven days, in order that the required changes, if any, in the Registration Statement and the Prospectus or in any other documents or arrangements may be effected.  If any Underwriter or Underwriters shall fail or refuse to purchase any Firm Shares that it or they agreed to purchase hereunder and the aggregate number of Firm Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase exceeds one-tenth of the aggregate number of the Firm Shares and arrangements satisfactory to the Representatives and the Company for the purchase of such Firm Shares are not made within 48 hours after such default, this Agreement will terminate without liability on the part of any non-defaulting Underwriter or the Company for the purchase or sale of any Shares under this Agreement.  Any action taken pursuant to this Section 10 shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.

11.      No Fiduciary Relationship. Notwithstanding any preexisting relationship, advisory or otherwise, between the parties or any oral representations or assurances previously or subsequently made by the Underwriters, the Company acknowledges and agrees that (i) the purchase and sale of the Shares pursuant to this Agreement (including the determination of the terms of the offering of the Shares) is an arm’s-length commercial transaction between the Company and the several Underwriters, (ii) in connection therewith and with the process leading to such transaction, each Underwriter is acting solely as a principal and not the agent or fiduciary of the Company, (iii) no Underwriter has assumed an advisory or fiduciary responsibility in favor of the Company with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Company on other matters) or any other obligation to the Company except the obligations expressly set forth in this Agreement, (iv) the Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company and have no obligation to disclose or account to the Company for any of such differing interests, and (v) the Company has consulted its own legal, tax, accounting and financial advisors to the extent it deemed appropriate.  The Company hereby agrees that it will not claim that the Underwriters, or any of them, have rendered advisory services of any nature or respect, or owe a fiduciary or similar duty to the Company, in connection with such transaction or the process leading thereto.

12.      Miscellaneous. Notice given pursuant to any of the provisions of this Agreement shall be in writing and, unless otherwise specified, shall be mailed or delivered (a) if to the Company, at the office of the Company, 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, Attention: Chief Financial Officer and General Counsel, or (b) if to the Underwriters, to the Representatives at the offices of Needham & Company, LLC, 445 Park Avenue, New York, New York 10022, Attention: Corporate Finance Department, and Oppenheimer & Co. Inc,  85 Broad Street, New York, New York 10004, Attention: General Counsel, with a copy to Proskauer Rose, LLP, Eleven Times Square, New York, New York 10036, Attention: Stuart Bressman, Esq.  Any such notice shall be effective only upon receipt.  Any notice under Section 8 or 10 may be made by telecopier or telephone, but if so made shall be subsequently confirmed in writing.

For purposes of this Agreement, “knowledge” means the knowledge of the executive officers of the Company after reasonable inquiry.

This Agreement has been and is made solely for the benefit of the several Underwriters, the Company and the controlling persons, directors and officers referred to in Section 7, and their respective successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement.  The term “successors and assigns” as used in this Agreement shall not include a purchaser, as such purchaser, of Shares from any of the several Underwriters.

This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within such State.

The Company, by the execution and delivery of this Agreement, designates and appoints Ceragon Networks, Inc., a company incorporated in the State of New Jersey, as the authorized agent of the Company for a period of seven years from the date of this Agreement upon whom process may be served in any suit, proceeding or other action against the Company instituted by any Underwriter or by any person controlling an Underwriter as to which such Underwriter or any such controlling person is a party and based upon this Agreement, or in any other action against the Company in any Federal or state court sitting in the State of New York, arising out of the offering made by the Prospectus or any purchase or sale of securities in connection therewith, and the Company expressly accepts jurisdiction of any such court in respect of any such suit, proceeding or other action and, without limiting other methods of obtaining jurisdiction, expressly submits to nonexclusive personal jurisdiction of any such court in respect of any such suit, proceeding or other action. Such designation and appointment shall be irrevocable, unless and until a successor authorized agent in the United States reasonably acceptable to the Representatives shall have been appointed by the Company, such successor shall have accepted such appointment, and written notice thereof shall have been given to the Representatives. The Company further agrees that service of process upon its authorized agent or successor (and written notice of said service to the Company, mailed by certified mail or delivered, as provided above in this Section 12) shall be deemed in every respect personal service of process upon the Company in any such suit, proceeding or other action. In the event that service of any process or notice or motion or other application to any such court in connection with any such action or proceeding cannot be made in the manner described above, such service may be made in the manner set forth in conformance with the Hague Convention on the Service Abroad of Judicial and Extrajudicial Documents of Civil and Commercial Matters or any successor convention or treaty. The Company hereby irrevocably waives any objection that it may have or hereafter have to the laying of venue of any such action or proceeding arising out of or based on the Shares or this Agreement, or otherwise relating to the offering, issuance and sale of the Shares in any Federal or state court sitting in the State of New York, and hereby further irrevocably waives any claim that any such action or proceeding in any such court has been brought in an inconvenient forum. The Company agrees that any final judgment after exhaustion of all appeals or the expiration of time to appeal in any appeals or proceeding arising out of the sale of the Shares or this Agreement rendered by any such Federal court or state court shall be conclusive and, except as prohibited by applicable law, may be enforced in any other jurisdiction by suit on the judgment or in any other manner provided by law. Nothing contained in this Agreement shall affect or limit the right of the Underwriters to serve any process or notice of motion or other application in any other manner permitted by law or limit or affect the right of the Underwriters to bring any action or proceeding against the Company or any of its property in the courts of any other jurisdiction. The Company further agrees to take any and all action, including the execution and filing of all such instruments and documents, as may be necessary to continue such designation and appointment or such substitute designation and appointment in full force and effect. The Company hereby consents to the exclusive jurisdiction of the courts of the State of New York, or the Federal courts sitting in the State of New York, in connection with any action brought by it relating to or arising out of this Agreement or the offering and sale of the Shares.

This Agreement may be signed in two or more counterparts with the same effect as if the signatures thereto and hereto were upon the same instrument.

In case any provision in this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Each of the Company and the Underwriters hereby waives any right it may have to a trial by jury in respect of any claim based upon or arising out of this Agreement or the transactions contemplated hereby.

Please confirm that the foregoing correctly sets forth the agreement among the Company and the several Underwriters.

Very truly yours,

CERAGON NETWORKS LTD.

By:	/s/ IRA PALTI
Title: CEO

Confirmed as of the date first
above mentioned:

Needham & Company, LLC
Oppenheimer & Co. Inc.
Acting on behalf of itself
and as the Representatives of
the other several Underwriters
named in Schedule I hereto.

Needham & Company, LLC

By:	/s/ Philip P. Ianniello
Name: Philip P. Ianniello
Title: Managing Director

Oppenheimer & Co. Inc.

By:	/s/ Doug Cameron
Name: Doug Cameron
Title: Head of Equity Capital Markets

SCHEDULE I

UNDERWRITERS

Underwriters	Number of Firm Shares to be Purchased
Needham & Company, LLC	15,406,250
Oppenheimer & Co. Inc.	5,843,750

Total	21,250,000

SCHEDULE II

Issuer General Use Free Writing Prospectuses:

Free Writing Prospectus relating to the script of the Company’s analyst call filed with the Commission on July 28, 2014.

Permitted Free Writing Prospectuses:

Free Writing Prospectus relating to the script of the Company’s analyst call filed with the Commission on July 28, 2014.

Additional Documents Incorporated by Reference:

[None.]

SCHEDULE III

SIGNIFICANT SUBSIDIARIES

[Company to confirm/update]

Company	Place of Incorporation
Ceragon Networks, Inc.	New Jersey
Ceragon Networks, S.A. de C.V.	Mexico
Ceragon Networks (India) Private Limited	India
Ceragon Networks AS	Norway
Ceragon Networks s.r.o.	Slovakia
Ceragon Argentina s.a.	Argentina
Ceragon Telecommunicaciones Latin America S.A.	Venezuela
Ceragon America Latina Ltda.	Brazil

SCHEDULE IV

FORM OF LOCK-UP AGREEMENT

Needham & Company, LLC
Oppenheimer & Co. Inc.
As Representatives of the several Underwriters
c/o Needham & Company, LLC
445 Park Avenue
New York, New York 10022

Ladies and Gentlemen:

The undersigned is a holder of securities of Ceragon Networks Ltd., a company organized under the laws of the State of Israel (the “Company”), and wishes to facilitate the public offering of ordinary shares (the “Ordinary Shares”) of the Company (the “Offering”).  The undersigned recognizes that such Offering will be of benefit to the undersigned.

In consideration of the foregoing and in order to induce you to act as underwriters in connection with the Offering, the undersigned hereby agrees that, during the period commencing as of the date hereof and ending on the date that is ninety (90) days after the date of the final Prospectus Supplement relating to the Offering (the “Lock-Up Period”), the undersigned will not, without the prior written approval of Needham & Company, LLC, directly or indirectly, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Ordinary Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise.  If (a) during the last 17 days of the Lock-Up Period the Company issues an earnings release or material news or a material event relating to the Company occurs or (b) prior to the expiration of the Lock-Up Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the Lock-Up Period, the restrictions imposed by this Agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless Needham & Company, LLC waives, in writing, such extension.  In addition, the undersigned agrees that, without the prior written consent of Needham & Company, LLC, the undersigned will not, during the Lock-Up Period, make any demand for or exercise any right with respect to, the registration of any Ordinary Shares or any security convertible into or exercisable or exchangeable for Ordinary Shares.The undersigned confirms that he, she or it understands that the underwriters and the Company will rely upon the representations set forth in this Agreement in proceeding with the Offering.  The undersigned further confirms that the agreements of the undersigned are irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns.  The undersigned agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent against the transfer of securities held by the undersigned except in compliance with this Agreement.

The foregoing undertaking shall not apply to (a) issuances of securities solely made in connection with exercises of outstanding stock options or vesting of restricted stock units of the Company (including under the Company’s employee stock purchase plan), provided that any Ordinary Shares received upon such exercise will be subject to the trading restrictions discussed above, (b) forfeitures of shares of Ordinary Shares to cover taxes due upon the vesting of restricted stock pursuant to the terms of restricted stock agreements, (c) a transfer of Ordinary Shares or securities convertible into, or exercisable or exchangeable for Ordinary Shares to immediate family members, family partnerships, or trusts, the only partners or beneficiaries of which are the undersigned and /or a member of his or her immediate family, or (d) transfers upon the death of the undersigned to his or her executors, legatees or beneficiaries or a bona fide gift; provided that, in the case of any transfers pursuant to clauses (c) and (d) above, each transferee or donee agrees to be bound in writing by the terms of this Agreement prior to such transfer.

This Agreement shall terminate as of the earlier of: (i) the date that the registration statement on Form F-3 relating to the Offering shall have been withdrawn from the Securities and Exchange Commission, (ii) if for any reason the underwriting agreement to be entered into by the Company and the Underwriters in connection with the Offering (the “Underwriting Agreement”) shall be terminated prior to the Closing Date (as defined in the Underwriting Agreement) or (iii) the Company notifying you in writing that it does not intend to proceed to consummate the Offering.

This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within such State.

Very truly yours,

(Name)

(Address)

EXHIBIT A

FORM OF OPINION OF KRAMER LEVIN NAFTALIS & FRANKEL LLP

August [__], 2014

Needham & Company, LLC
Oppenheimer & Co. Inc.
As Representatives (the “Representatives”) of the several Underwriters named in Schedule I to the Underwriting Agreement
c/o Needham & Company, LLC
445 Park Avenue
New York, New York 10022

Ladies and Gentlemen:

We have acted as United States counsel to Ceragon Networks, Ltd., a company organized under the laws of the State of Israel (the “Company”), in connection with the  issuance and sale by the Company of 21,250,000 ordinary shares (the “Firm Shares”), nominal value NIS 0.01 per share, of the Company (the “Ordinary Shares”), pursuant to the Underwriting Agreement (the “Underwriting Agreement”), dated as of July 30, 2014, among you, as Representatives of the several Underwriters, and the Company, and up to 3,187,500 Ordinary Shares (together with the Firm Shares, the “Shares”) pursuant to the option granted to the Underwriters in Section 1(b) of the Underwriting Agreement.  This opinion is delivered pursuant to Section 6(f) of the Underwriting Agreement.  Capitalized terms used but not defined herein have the meanings assigned to them in the Underwriting Agreement.

In rendering this opinion, we have examined executed copies of the following documents (collectively, the “Transaction Documents”):

(A)           the Underwriting Agreement;

(B)           the Registration Statement on Form F-3 (File No. 333-183316), including the documents incorporated by reference therein, relating to the offering of the Shares to be sold pursuant to the Underwriting Agreement as filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), and the rules and regulations promulgated thereunder (the “Registration Statement”);

(C)           the  Base Prospectus dated September 19, 2012 and the preliminary prospectus supplement dated July 28, 2014 (collectively, the “Pricing Prospectus”); and

(D)           the final Prospectus Supplement dated July   , 2014, as filed with the Commission pursuant to Rule 424(b) under the Act (the “Prospectus”).

We have also reviewed such other documents and made such other investigations as we have deemed appropriate.  As to various questions of fact material to this opinion, we have relied upon the representations and warranties of the Company contained in the Transaction Documents and upon the statements, representations and certificates of officers or representatives of the Company, public officials and others.  We have not independently verified the facts so relied on.

Based on the foregoing, and subject to the qualifications, limitations and assumptions set forth herein, we are of the opinion that:

1.           Ceragon Networks, Inc., the Company’s U.S. subsidiary, is validly existing and in good standing under the laws of the State of New Jersey and is qualified as a foreign corporation to transact business and is in good standing in each jurisdiction listed on Schedule A hereto.

2.           Assuming due authorization and execution of the Underwriting Agreement under the laws of the State of Israel, the Underwriting Agreement has been duly executed and delivered by the Company to the extent such execution and delivery are governed by the laws of the State of New York.

3.           The execution and delivery by the Company of the Underwriting Agreement, and the consummation by the Company of the transactions contemplated thereby, including the issuance and sale of the Shares, do not result in: (i) a breach, violation or default under any agreement, instrument or other document which is governed by the laws of the State of New York listed as an exhibit to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the Commission on [April 4], 2014 (the “Annual Report”) ; (ii) result in the creation or imposition of a lien on any of the Company’s property or assets under any agreement, instrument or other document governed by the laws of the State of New York included as an exhibit to the Company’s Annual Report; or (iii) result in the violation of any Relevant Law (as hereinafter defined) or any judgment, ruling, decree or order under Relevant Law known to us.

4.           No filing, consent, approval, authorization or order of, or qualification with, any governmental authority applicable to the Company is required under Relevant Law for (i) the issuance and sale of the Shares by the Company or (ii) the consummation by the Company of the transactions contemplated by the Underwriting Agreement, other than such as have been previously obtained or made and those that may be required (A) under state securities or blue sky laws in connection with the offer and sale of the Shares and (B) by any national securities exchange, including the NASDAQ Global Select Market, or interdealer quotation system upon which the Company’s stock may be traded or listed (as to which, in the case of clauses (A) and (B), we express no opinion).

5.           The Registration Statement has been declared effective by the Commission under the Act, and to our knowledge, no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose or otherwise have been instituted or are pending or threatened in writing by the Commission.

6.           The Registration Statement, as of the Effective Date, and the Prospectus, as of its date, and each amendment or supplement thereto as of its effective or issue date (except for the financial statements and other financial data and related notes thereto and related schedules included therein or omitted therefrom, as to which we express no opinion) comply as to form in all material respects with the applicable requirements of the Act.

7.           Each document filed or furnished pursuant to the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) (except for the financial statements and other financial data and other financial data and related notes thereto and related schedules included therein included therein or omitted therefrom, as to which we express no opinion) and incorporated by reference in the Pricing Prospectus and the Prospectus, when so filed or furnished, complied as to form in all material respects with the applicable requirements of the Exchange Act, and the rules and regulations promulgated thereunder.

8.           The Shares have been approved for listing on The Nasdaq Global Select Market, subject to notice of issuance.

9.           The Company is not, and immediately after the offering and sale of the Shares and the application of the proceeds thereof as described in the Prospectus will not be, an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

10.         The statements set forth in the General Disclosure Package and the Prospectus under the caption “Risks Factors — Risks Related to Our Business — If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences, including higher tax rates and potentially punitive interest charges on the proceeds of share sales” and in the Annual Report under the captions “Additional Information — Taxation — U.S. Federal Income Tax Considerations” “— Taxation of Distributions Paid on Ordinary Shares”, “— Taxation of the Disposition of Ordinary Shares”, “— Tax Consequences if We Are a Passive Foreign Investment Company”, “— Tax Consequences for Non-U.S. Holders of Ordinary Shares”, and “— Information Reporting and Back-up Withholding” insofar as such statements constitute a summary of Relevant Law, are correct in all material respects and provide a fair summary of such matters.

11.         Based solely on a certificate submitted to us by an officer of the Company and to our knowledge, the Company is not a party to any action or proceeding pending or threatened in writing with respect to the Underwriting Agreement or any of the transactions contemplated thereby.

12.         Assuming the validity of such actions under the laws of the State of Israel, the Company has validly appointed the U.S. Subsidiary as its authorized agent for service of process pursuant to the Underwriting Agreement under the laws of the State of New York, and service of process effected on such agent in the manner set forth in Section 11 of the Underwriting Agreement will be effective under the laws of the State of New York to confer valid personal jurisdiction over the Company.

The opinion set forth herein is subject to and limited by the following:

With respect to the opinion expressed in paragraph 1 regarding good standing, we have relied solely on our review of certificates of good standing and bring-down certificates of good standing.

With respect to the opinion expressed in paragraph 12, we have assumed that the U.S. Subsidiary will comply with its obligations set forth in its letter to the Company, dated July [__], 2014.

We express no opinion with respect to any matters which require us to perform a mathematical calculation or make a financial or accounting determination.  Without limiting the foregoing, we express no opinion with respect to the Company’s compliance with any financial covenants set forth in the agreements, instruments and other documents listed by the Company as an exhibit to the Annual Report.

As used in this opinion letter, “to our knowledge” or “known to us” or any phrase of similar import shall mean the current, actual knowledge (without independent investigation or verification) of those attorneys in our firm who are currently members or associates of, or counsel to, our firm who have rendered legal services to the Company or its subsidiaries in connection with the preparation of the Transaction Documents and the issuance and sale of the shares.

We express no opinion as to any laws other than the laws of the State of New York and the federal laws of the United States of America, that, in each case, in our experience, we recognize are normally applicable to transactions of the type contemplated by the Transaction Documents (the “Relevant Laws”).  Without limiting the foregoing, and except with respect to the opinion expressed in paragraph 4 as it relates to filings potentially under federal securities laws and the opinions expressed in paragraphs 5, 6, 7 and 9, we express no opinion with respect to federal or state securities laws.

The opinion expressed herein is based upon the Relevant Laws and interpretations thereof in effect on the date hereof, and the facts and circumstances in existence on the date hereof, and we assume no obligation to revise or supplement this opinion letter should any such law or interpretation be changed by legislative action, judicial decision or otherwise or should there be any change in such facts or circumstances.

This opinion letter is being delivered to you in connection with the transactions described in the Transaction Documents and may not be relied on or otherwise used by any other Person or by you for any other purpose.

Very truly yours,

SCHEDULE A

Foreign Qualifications

Arizona
California
Florida
New Hampshire
Texas

FORM OF 10B-5 LETTER OF KRAMER LEVIN NAFTALIS & FRANKEL LLP

August [__], 2014

Needham & Company, LLC
Oppenheimer & Co. Inc.
As Representatives (the “Representatives”) of the several Underwriters named in Schedule I to the Underwriting Agreement
c/o Needham & Company, LLC 445 Park Avenue
New York, New York 10022

Re:           Ceragon Networks, Ltd.

Ladies and Gentlemen:

We have acted as United States counsel to Ceragon Networks, Ltd., a company organized under the laws of the State of Israel (the “Company”), in connection with its offering, pursuant to the Underwriting Agreement (the “Underwriting Agreement”), dated as of July 30, 2014, between you, as Representatives of the several Underwriters, and the Company, in connection with the sale by the Company of up to an aggregate of 21,250,000 ordinary shares, nominal value NIS 0.01 per share of the Company (the “Firm Shares”), and up to 3,187,500 Ordinary Shares (together with the Firm Shares, the “Shares”) pursuant to the option granted to the Underwriters in Section 1(b) of the Underwriting Agreement.  This letter is furnished to you pursuant to Section 6(f) of the Underwriting Agreement.  Except as specifically provided herein, capitalized terms used but not defined herein shall have the meanings assigned to them in the Underwriting Agreement.

As United States counsel to the Company, we reviewed the Registration Statement on Form F-3 (File No. 333-183316), including the documents incorporated by reference therein (the “Registration Statement”), the Base Prospectus dated September 19, 2012 and the preliminary prospectus supplement dated July [  ], 2014 (collectively, the “Pricing Prospectus”), and the final Prospectus Supplement dated July [  ], 2014, as filed with the Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Prospectus” and together with the Registration Statement and the Pricing Prospectus, the “Offering Documents”), in each case relating to the offering of the Shares to be sold pursuant to the Underwriting Agreement, and participated in conferences with the representatives of the Company, representatives of the independent public accountants for the Company, counsel for the Underwriters, and other representatives of the Underwriters, at which conferences the contents of the Offering Documents and related matters were discussed

 For purposes of this letter, we have not independently verified and are not passing upon or assuming any responsibility for the accuracy, completeness or fairness of the statements contained in the Offering Documents. Moreover, many of the determinations required to be made in the preparation of the Offering Documents involve matters of a non-legal nature. We can give you no assurance that our participation as described in the prior paragraph would necessarily reveal matters of significance with respect to the following comments.

During the course of performing the services referred to in this letter, nothing has come to our attention that causes us to believe that (i) the Registration Statement, as of its most recent effective date under the Act, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (ii) the Pricing Prospectus, as of the Applicable Time, together with the pricing information set forth in the Prospectus (including without limitation, underwriting discounts and commissions) and the other information in the Prospectus affected by the pricing information, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; or (iii) that, the Prospectus as of its date and as of the date hereof, contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; it being understood that, in the case of each of clauses (i), (ii) and (iii) above, we express no view with respect to the financial statements, the notes thereto and the related schedules, the other financial and accounting data and the statistical data contained or incorporated by reference therein or omitted therefrom.

As used herein, the “Applicable Time” means [___] [P.M].m. (Eastern Time) on July 30, 2014.

This letter is based upon the facts and circumstances in existence on the date hereof, and we assume no obligation to revise or supplement this letter should there be any change in such facts or circumstances.

This letter is being delivered only to the Underwriters and is solely for their benefit in connection with the transactions contemplated by the Underwriting Agreement. This letter may not be relied upon or otherwise used by the Underwriters for any other purpose or by any other person for any other purpose without our prior written consent.

Very truly yours,

EXHIBIT B

FORM OF OPINION OF SHIBOLET & CO.

August [__], 2014

Needham & Company, LLC
Oppenheimer & Co. Inc.
As Representatives (the “Representatives”) of the several Underwriters named in Schedule I to the Underwriting Agreement
c/o Needham & Company, LLC 445 Park Avenue
New York, New York 10022

Ladies and Gentlemen:

We have acted as special Israeli counsel to Ceragon Networks, Ltd., a company organized under the laws of the State of Israel (the “Company”), in connection with the  issuance and sale by the Company of 21,250,000 ordinary shares (the “Firm Shares”), par value NIS 0.01 per share, of the Company (the “Ordinary Shares”), pursuant to the Underwriting Agreement (the “Underwriting Agreement”), dated as of July 30, 2014, among you, as Representatives of the several Underwriters, and the Company, and up to 3,187,500 Ordinary Shares (together with the Firm Shares, the “Shares”) pursuant to the option granted to the Underwriters in Section 1(b) of the Underwriting Agreement.  This opinion is delivered pursuant to Section 6(g) of the Underwriting Agreement.  Capitalized terms used but not defined herein have the meanings assigned to them in the Underwriting Agreement.

In rendering this opinion, we have examined executed copies of the following documents (collectively, the “Transaction Documents”):

(A)           the Underwriting Agreement;

(B)           the Registration Statement on Form F-3 (File No. 333-183316), including the documents incorporated by reference therein, relating to the offering of the Shares as filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), and the rules and regulations promulgated thereunder (collectively referred to as the “Registration Statement”);

(C)           the Base Prospectus dated September 19, 2012 and the preliminary prospectus supplement dated July [  ], 2014 (collectively, the “Preliminary Prospectus”); and

(D)           the final Prospectus Supplement dated July [ ], 2014, as filed with the Commission pursuant to Rule 424(b) under the Act (the “Prospectus”).

We have also reviewed such other documents and made such other investigations as we have deemed appropriate.

In such examination, and in rendering this opinion, we have assumed without our having conducted any independent investigation or verification all of the following:

(i)            the due authorization, execution and delivery of each agreement and all other documents reviewed by us, by the parties thereto other than the Company;

(ii)           the genuineness of any and all dates, seals, stamp, marking and signatures on all documents reviewed by us, the authenticity and completeness of all documents submitted to us as originals, the conformity to original documents of documents submitted to us as certified or photostatic copies, the authenticity and completeness of the originals of such latter documents and the legal capacity of all signatories to such documents;

(iii)          the correctness and completeness of certificates of public officials and the representations set forth therein;

(iv)          that the Company has made available to us all of the Company's relevant records, that the documents reviewed by us are in full force and effect, complete, and have not been amended, supplemented or otherwise modified, or otherwise alter the content or efficacy of the Transaction Documents and the transactions contemplated and authorities granted; and

 (v)          the legal capacity, for all relevant purposes, of all natural persons that have signed the documents referred to in this opinion, and that all parties who have signed same, other than the Company, had the requisite power and authority (corporate or otherwise) to execute, deliver and perform same.

As to various questions of fact material to this opinion, we have relied upon the representations and warranties of the Company contained in the Transaction Documents and upon the statements, representations and certificates of officers or representatives of the Company, public officials and others.  We have not independently verified the facts so relied on. We have assumed the completeness and truthfulness of all facts communicated to us by the Company and its officers and representatives, public officials and others and except as detailed above, we have neither examined any other document nor did we conduct any independent investigation in connection with the opinions set forth herein. In addition, we did not examine any records of courts, administrative tribunals or any other similar entity in connection with our opinions expressed herein. No inference as to our knowledge of the existence or absence of any fact should be drawn from our representation of the Company or the rendering of the opinions set forth below.  We render no opinion in relation to any representation or warranty made or given in the Underwriting Agreement by any of the parties thereto, or in the other Transaction Documents.

Based on the foregoing, and subject to the qualifications, limitations and assumptions set forth herein, we are of the opinion that:

1.           The Company has been duly incorporated and is validly existing as a company under the laws of the State of Israel.

2.           The Underwriting Agreement has been duly authorized, executed, approved and delivered by the Company. All corporate action required by the laws of the State of Israel and the memorandum or articles of association of the Company to be taken by the Company for the due authorization, issuance, offering, sale and delivery of the  Shares has been validly and sufficiently taken and the filing of the Registration Statement has been duly authorized by and on behalf of the Company.

3.           The execution and delivery by the Company of the Underwriting Agreement, and the consummation by the Company of the transactions contemplated thereby, do not result in the violation of (i) any Relevant Law (as hereinafter defined). (ii) any judgment, decree or order known to us, or (iii) the memorandum and articles of association of the Company.

4.           No filing, consent, approval, authorization or order of, or qualification with, any governmental authority applicable to the Company is required under Relevant Law (as hereinafter defined) for (i) the issuance and sale of the Shares by the Company or (ii) the consummation by the Company of the transactions contemplated by the Underwriting Agreement, except for consents which have  been obtained from and notifications to the Israeli Investment Center of the Ministry of Industry, Trade and Labor, and the Israeli Office of the Chief Scientist, filings with the Israeli Securities Authority of all documents filed by the Company with the Commission in connection with the registration and offering of the Shares and final approval for trading of the Shares from the Tel Aviv Stock Exchange, all of which need to be made or obtained following the Closing Date. Assuming any offering or sale of the Shares pursuant to the Underwriting Agreement in Israel has been made either to investors that meet any of the definitions set forth in Section 15A(b)(1) of the Israeli Securities Law, 1968, or to such other investors, the aggregate number of which, together with the number of other investors to whom an offering and sale in the State of Israel of any securities of the Company in the past twelve months has been made, did not exceed 35; and provided further that each of such investors purchased the securities for its own account and not with an intention to offer, distribute or resell the securities to the public in Israel, the Company is not required to publish a prospectus with respect to the sale of Shares under the Underwriting Agreement in the State of Israel under the laws of the State of Israel.

5.           The Company's registered share capital is as set forth in the General Disclosure Package and the Prospectus, and the issued and outstanding Ordinary Shares of the Company conform to the descriptions thereof set forth or incorporated by reference in the General Disclosure Package and the Prospectus as of the dates stated therein. All of the issued and outstanding Ordinary Shares have been duly authorized and validly issued, and are fully paid and non-assessable. For the purposes of this opinion we have assumed that the consideration recited or referred to in the resolutions of the Board of Directors of the Company approving the issuance of the Ordinary Shares has been received in full by the Company.

6.           The Shares have been duly authorized by the Company for issuance and sale pursuant to the Underwriting Agreement, and, when issued and paid for as contemplated by the Underwriting Agreement, will be validly issued, fully paid and non-assessable.

7.           No shareholder of the Company nor any other person has any preemptive right, right of first refusal or other similar right to subscribe for or purchase Ordinary Shares from the Company arising by operation of the memorandum of association or the articles of association of the Company or Relevant Laws.

8.           The statements set forth in the General Disclosure Package and the Prospectus under the caption “Risk Factors-Risks Related to Our Location in Israel– "Conditions related to the Israel-Arab conflict may disrupt our ability to design, produce and sell our products. This could result in a decrease of our revenues", "Risk Factors-Risks Related to Our Location in Israel-"Since we received Israeli government grants for research and development expenditures, we are subject to ongoing restrictions and conditions, including restrictions on our ability to manufacture products and transfer technologies or know how outside of Israel", "Risk Factors-Risks Related to Our Location in Israel– "The tax benefits to which we are currently entitled from our approved enterprise program and our beneficiary enterprise program require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to pay increased taxes and would likely be denied these benefits in the future", Risk Factors-Risks Related to Our Location in Israel– " The tax benefits available to approved and beneficiary enterprise programs may be reduced or eliminated in the future. This would likely increase our tax liability", Risk Factors-Risks Related to Our Location in Israel– " It may be difficult to enforce a U.S. judgment against us, and our officers and directors, to assert U.S. securities laws claims in Israel and to serve process on substantially all of our officers and directors", Risk Factors-Risks Related to Our Location in Israel– "Your rights and responsibilities as our shareholder will be governed by Israeli law which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations", Risk Factors-Risks Related to Our Business- "Provisions of our Articles of Association, Memorandum of Association and Israeli law could delay, prevent or make difficult a change of control and therefore depress the price of our shares; and " Israeli Taxation- General Corporate Tax Structure in Israel- Tax Benefits under the 2005 Amendment- Tax Benefits under the 2011 Amendment- Taxation of Shareholders- Capital Gains- Israeli Resident Shareholders- Israeli Resident Corporations- Non-Israeli Resident Shareholders- Dividends- Israeli Resident Shareholders- Israeli Resident Corporations- Non-Israeli Resident Shareholders" insofar as such statements (i) constitute a summary of documents referred to therein to Israeli legal matters or (ii) relate to matters regarding Relevant Law, have been reviewed by us and, are correct in all material respects and provide a fair summary of such matters.

9.           Based solely on a certificate submitted to us by an officer of the Company, to our knowledge, there are no Israeli legal or governmental proceedings pending or threatened in writing against the Company with respect to the Underwriting Agreement or the consummation of the transactions contemplated hereby.

10.         On the assumption that the jurisdiction clause in Section 11 of the Underwriting Agreement is valid and binding under the laws of the State of New York by which the Underwriting Agreement is expressly governed and assuming a motion is properly brought before an Israeli court in accordance with Israeli law, the submission by the Company to the exclusive jurisdiction of a New York court as set forth in Section 11 of the Underwriting Agreement and the Company’s agreement to the designation of New York law as set forth in Section 11 of the Underwriting Agreement are binding upon the Company and would be enforceable in any judicial proceeding in Israel.

The opinion set forth herein is subject to and limited by the following:

We express no opinion with respect to any matters which require us to perform a mathematical calculation or make a financial or accounting determination.  Without limiting the foregoing, we express no opinion with respect to the Company’s compliance with any financial covenants set forth in the agreements, instruments and other documents listed by the Company as an exhibit to the Registration Statement or the Annual Report. Without limiting the foregoing, we express no opinion with respect to the Company’s compliance with any financial covenants set forth in the agreements, instruments and other documents listed by the Company as an exhibit to the Registration Statement.

As used in this opinion letter, “to our knowledge” or “known to us” or any phrase of similar import shall mean the current, actual knowledge (without independent investigation or verification) of those attorneys in our firm who are currently members or associates of, or counsel to, our firm who have rendered legal services to the Company or its subsidiaries in connection with the preparation of the Transaction Documents and the issuance and sale of the Shares.

We express no opinion as to the effect of rules of law governing enforceability, specific performance, injunctive relief or other equitable remedies (regardless of whether any such remedy is considered in a proceeding at law or in equity) or remedies that involve judicial discretion, concepts of materiality, reasonableness, good faith, public policy, proportionality, restrictions on competition and fair dealing and the discretion of any court of competent jurisdiction or other governmental authority in awarding specific performance or injunctive relief and other equitable remedies or remedies that involve judicial or governmental discretion.  We express no opinion as to the legality, validity, binding nature or enforceability of any provision providing for the payment or reimbursement of costs or expenses, or indemnifying a person, or providing exculpation, release or exemption from liability, to the extent such provisions may be excessive in amount or held to be unenforceable. In addition, we express no opinion as to any laws of any jurisdiction other than the laws of the State of Israel. In this regard, we have assumed that no laws other than those of the State of Israel would affect any of the conclusions stated in this opinion and that, under all relevant laws, the Transaction Documents constitute a valid and legally binding obligation (enforceable in accordance with its terms) of the Company and of each party to it other than the Company.

We are members of the Israel Bar and we express no opinion as to any laws other than the laws of the State of Israel (the “Relevant Laws”).

The opinion expressed herein is based upon the Relevant Laws and interpretations thereof in effect on the date hereof, and the facts and circumstances in existence on the date hereof, and we assume no obligation to revise or supplement this opinion letter should any such law or interpretation be changed by legislative action, judicial decision or otherwise or should there be any change in such facts or circumstances.

This opinion letter is being delivered to you in connection with the transactions described in the Underwriting Agreement solely for the benefit of the several Underwriters in connection with the Closing under the Underwriting Agreement occurring today and may not be relied on or otherwise used by any other Person or by you for any other purpose

This opinion is subject to and qualified by limitations and constraints of any applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws now or hereafter in effect of general application relating to or affecting the enforcement of creditors’ rights generally and by general principles of equity.

Very truly yours,

FORM OF 10B-5 LETTER OF SHIBOLET & CO.

August [__], 2014

Needham & Company, LLC
Oppenheimer & Co. Inc.
As Representatives (the “Representatives”) of the several Underwriters named in Schedule I to the Underwriting Agreement
c/o Needham & Company, LLC 445 Park Avenue
New York, New York 10022

Re:           Ceragon Networks, Ltd.

Ladies and Gentlemen:

We have acted as special Israeli counsel to Ceragon Networks, Ltd., a company organized under the laws of the State of Israel (the “Company”), in connection with its offering, pursuant to the Underwriting Agreement (the “Underwriting Agreement”), dated as of July 30, 2014, between you, as Representatives of the several Underwriters, and the Company, in connection with the sale by the Company of up to an aggregate of 21,250,000 ordinary shares, par value NIS 0.01 per share of the Company (the “Firm Shares”), and up to 3,187,500 Ordinary Shares (together with the Firm Shares, the “Shares”) pursuant to the option granted to the Underwriters in Section 1(b) of the Underwriting Agreement.  This letter is furnished to you pursuant to Section 6(g) of the Underwriting Agreement.  Except as specifically provided herein, capitalized terms used but not defined herein shall have the meanings assigned to them in the Underwriting Agreement.

As Israeli counsel to the Company, we reviewed the Registration Statement (including the documents incorporated by reference therein), the Pricing Prospectus, and the Prospectus (collectively, the “Offering Documents”), in each case relating to the offering of the Shares to be sold pursuant to the Underwriting Agreement, and participated in conferences with the representatives of the Company, representatives of the independent public accountants for the Company, counsel for the Underwriters, and other representatives of the Underwriters, at which conferences the contents of the Offering Documents and related matters were discussed.

 For purposes of this letter, we have not independently verified and are not passing upon or assuming any responsibility for the accuracy, completeness or fairness of the statements contained in the Offering Documents. Moreover, many of the determinations required to be made in the preparation of the Offering Documents involve matters of a non-legal nature. We can give you no assurance that our participation as described in the prior paragraph would necessarily reveal matters of significance with respect to the following comments.

Although we are not passing upon and do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement, the General Disclosure Package, the Pricing Prospectus or the Prospectus, on the basis of the foregoing, during the course of performing the services referred to in this letter (relying as to matters of fact upon officers and other representatives of the Company), nothing has come to our attention that causes us to believe that (i) any part of the Registration Statement as of its most recent effective date under the Securities Act of 1933 as amended, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (ii) the Pricing Prospectus, as of the Applicable Time, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that we express no belief in this clause (ii) with respect to the final offering size, pricing or distribution terms of the offering of the Shares or information based upon or derived therefrom to the extent not included in the Pricing Prospectus; or (iii) that, the Prospectus as of its date and as of the date hereof, contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; it being understood that, in the case of each of clauses (i), (ii) and (iii) above, we express no view with respect to the financial statements, the notes thereto and the related schedules, the other financial and accounting data and the statistical data contained or incorporated by reference therein or omitted therefrom. As used herein, the “Applicable Time” means [___] [p].m. (Eastern Time) on July 30, 2014. This letter is based upon the facts and circumstances in existence on the date hereof, and we assume no obligation to revise or supplement this letter should there be any change in such facts or circumstances.

This letter is being delivered only to the Underwriters and is solely for their benefit in connection with the transactions contemplated by the Underwriting Agreement. This letter may not be relied upon or otherwise used by the Underwriters for any other purpose or by any other person for any other purpose without our prior written consent.

Very truly yours,